Filed pursuant to General Instruction II.L of Form F-10
File No. 333-194080

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission and declared effective. We are not using this prospectus supplement and accompanying prospectus to offer to sell these securities or solicit offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 5, 2015

A copy of this preliminary prospectus supplement (this “prospectus supplement”) has been filed with the securities regulatory authority in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated March 13, 2014 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

Information has been incorporated by reference in this prospectus supplement and the short form base shelf prospectus dated March 13, 2014 from documents filed with the United States Securities and Exchange Commission and with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Aeterna Zentaris Inc. at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, tel. (418) 652-8525 and are also available electronically at www.sec.gov/edgar.shtml or www.sedar.com.

New Issue

PRELIMINARY PROSPECTUS SUPPLEMENT NO. 1

(TO SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 13, 2014)

US$

        Units Consisting of either One Common Share or One Series C Warrant to Purchase

One Common Share,              of a Series A Warrant to Purchase One Common Share and

of a Series B Warrant to Purchase One Common Share

US$             per Unit

Aeterna Zentaris Inc. (“we”, “us” or the “Company”) is hereby offering             units (the “Units”) at a price of US$             per Unit, with each Unit being comprised of one common share of our capital (the “Common Shares”),             of a Series A warrant to purchase one Common Share (each whole Series A warrant, a “Series A Warrant”) and             of a Series B warrant to purchase one Common Share (each whole Series B warrant, a “Series B Warrant”; the Series A Warrants and Series B Warrants being collectively referred to as the “Series A and Series B Warrants”), pursuant to this prospectus supplement and the accompanying short form base shelf prospectus dated March 13, 2014. The Series A Warrants will have an exercise price of $             per share, subject to adjustment. They will be exercisable immediately and will expire five years after their date of issuance. The Series B Warrants will have an exercise price of $             per share, subject to adjustment. They will be exercisable immediately and will expire eighteen months after their date of issuance.

We are also offering to those purchasers, whose purchase of Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than the initial beneficial ownership limitation following the consummation of this offering, the opportunity to purchase, in lieu of Common Shares forming part of the Units that would result in ownership in excess of the initial beneficial ownership limitation, one Series C pre-funded warrant to purchase one Common Share (the “Series C Warrants” and, together with the Series A and Series B Warrants, the “Warrants”). Despite having an exercise price of $             per share, the exercise price will be pre-paid in its entirety upon issuance of the Series C Warrants in lieu of Common Shares and, consequently, no additional consideration will be required to be paid and no additional payment will be required to be made to the Company by the holder upon exercise.

The Units will not be certificated and the Common Shares, the Series C Warrants and the Series A and Series B Warrants will be issued separately but will be purchased together in this offering. This offering of Units is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 dated March 13, 2014, its corresponding Canadian base shelf prospectus dated March 13, 2014 and an exemption from the Autorité des marchés financiers permitting the Company to offer common shares and warrants in the United States (“U.S.”). See “Exemptive Relief Granted by the Autorité des marchés financiers” on page S-53 of this prospectus supplement. The distribution of the Warrants and the Common Shares issuable upon the exercise of the Warrants is qualified and registered by this prospectus supplement and the accompanying prospectus. The Units will be issued and sold pursuant to an underwriting agreement dated March     , 2015 between the Company, as issuer, and Canaccord Genuity Inc., as underwriter.

Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “$” or “US$”.

Our Common Shares are listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “AEZS” and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZ”. On March 4, 2015, the last reported sales price of our Common Shares on NASDAQ was $0.84 per share and on TSX was C$1.04 per share.

Investing in our Common Shares and Warrants involves a high degree of risk. There is no established public trading market for the Warrants, we do not expect a market to develop, and purchasers may not be able to resell Warrants purchased under this prospectus supplement and the accompanying prospectus. In addition, we do not intend to apply for listing of the Warrants on any national securities exchange or other nationally recognized trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors” beginning on page S-12 of this prospectus supplement and the risk factors described in the documents incorporated by reference herein for information that should be considered before investing in our Common Shares and Warrants.

	Per Unit	Total
Public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us	$	$

(1)	The proceeds shown exclude proceeds that we may receive upon exercise of the Series A and Series B Warrants and include the pre-payment in full of the exercise price of the pre-funded Series C Warrants issued to purchasers who elect to receive Series C Warrants in lieu of Common Shares.
(2)	We have agreed to reimburse the underwriter for certain out-of-pocket expenses incurred by it in connection with this offering. See “Underwriting” beginning on page S-42 for additional information on these arrangements.

Delivery of the Units, comprised of Common Shares or Series C Warrants, as the case may be, and Series A and Series B Warrants, is expected to be made on or about March     , 2015.

The underwriter, as principal, is conditionally offering the Units, subject to prior sale, when, as and if issued and accepted by it in accordance with the terms and conditions in the underwriting agreement referred to under “Underwriting”, and subject to the approval of legal matters by its counsel, including other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. Subject to the terms and conditions set forth in the underwriting agreement, the underwriter has agreed to purchase all of the Units sold under the underwriting agreement if any of these Units are purchased. The offering price of the Units sold under the underwriting agreement and the exercise price for the Series A and Series B Warrants was determined by negotiation between us and the underwriter with reference to the prevailing market price of the Common Shares. After the initial offering of Units pursuant to this prospectus supplement, the public offering price, concession or any other term of the offering may be changed upon public notice of such change. See “Underwriting” beginning on page S-42 of this prospectus supplement.

We are a foreign private issuer under the securities laws of the U.S. and are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted in the U.S. and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian regulatory disclosure requirements. You should be aware that such requirements are different from those in the U.S. The financial statements included in or incorporated by reference into this prospectus supplement and the accompanying prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and thus may not be comparable to financial statements of U.S. companies. Our consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the U.S. Securities and Exchange Commission (“SEC”) independence standards.

The Units offered hereby are not being offered for sale to the public in Canada under this prospectus supplement. See “Exemptive Relief Granted by the Autorité des Marchés Financiers” on page S-53 of this prospectus supplement and “Underwriting” beginning on page S-42 of this prospectus supplement. The acquisition of the securities described herein may subject you to tax consequences both in the U.S. and Canada. See “Certain Income Tax Considerations” beginning on page S-44 of this prospectus supplement. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying prospectus fully and consult with your own tax advisors.

The enforcement of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that we are incorporated under the laws of Canada, many of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada or elsewhere outside of the U.S., and a substantial portion of our assets and the assets of such persons are located outside of the U.S.

Certain of our directors reside outside of Canada. Such directors, namely David A. Dodd, Juergen Ernst and Carolyn Egbert, have each appointed Norton Rose Fulbright Canada LLP, at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, H3B 1R1, as their agent for service of process in Canada.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our registered address and head office is located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, and our telephone number is (418) 652-8525.

Canaccord Genuity

The date of this prospectus supplement is March     , 2015.

This prospectus supplement is not an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is illegal.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of Units, which are comprised of Common Shares and Warrants, and supplements information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about us and the securities we may offer from time to time under our base shelf prospectus and our shelf registration statement.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any related free writing prospectus that we may authorize to be provided to you. You should not rely upon any information or representation not contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may authorize to be provided to you. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and any related free writing prospectus that we may authorize to be provided to you do not constitute an offer to sell or the solicitation of an offer to buy Units, in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus that we may authorize to be provided to you is accurate on any date other than the date set forth on the front cover of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference regardless of the date of delivery of this prospectus supplement, the accompanying prospectus and any related free writing prospectus that we may authorize to be provided to you or any sale of Units. Our business, financial condition, results of operations and prospects may have changed since those dates.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

The financial statements included in or incorporated by reference into this prospectus supplement and the accompanying prospectus have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

In this prospectus supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Aeterna Zentaris” or the “Company” are to Aeterna Zentaris Inc., a Canadian corporation, and its consolidated subsidiaries, unless it is clear that such terms refer only to Aeterna Zentaris Inc. excluding its subsidiaries.

CURRENCY AND EXCHANGE RATES

The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, for the period indicated and the average of such exchange rates, as well as the exchange rate at the end of such period, in each case, based upon the noon rates as quoted by the Bank of Canada:

	Year to date 2015(1)	Month ended February 28, 2015	Year ended December 31,
			2014	2013	2012
High	1.2717	1.2635	1.1643	1.0697	1.0418
Low	1.1728	1.2403	1.0614	0.9839	0.9710
Rate at end of period	1.2440	1.2508	1.1601	1.0636	0.9949
Average rate per period	1.2310	1.2500	1.1045	1.0299	0.9996

(1)	Up to and including March 4, 2015.

On March 4, 2015, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was C$1.2440.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference contain forward-looking statements concerning the business, operations, financial performance and condition of the Company. When used in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, words such as “may”, “will”, “should”, “could”, “expects”, “plans”, “seeks”, “anticipates”, “intends”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to:

•	investments in biopharmaceutical companies are generally considered to be speculative;

•	we may never achieve or maintain operating profitability;

•	our clinical trials may not yield results which will enable us to obtain regulatory approval for our products and we may suffer setbacks in any of our clinical trials;

•	we may not be able to successfully complete our clinical trial programs, or such clinical trials could take longer to complete than we project;

•	we will require significant additional financing, and we may not have access to sufficient capital;

•	we may cease to continue operating as we do if we are unsuccessful in increasing our revenues and/or raising additional funding;

•	we may not be able to realize any profit from our commercial operation;

•	we may not be able to acquire, in-license or otherwise obtain the right to sell other products;

•	we may breach or fail to maintain a necessary license agreement;

•	the impact of the stringent ongoing government regulation to which our product candidates are subject;

•	the impact of restrictions on, or withdrawals of, any product approvals and changes in regulatory requirements;

•	the impact of healthcare fraud and abuse laws on our ability to market products;

•	we may not be able to generate significant revenues if our products do not gain market acceptance;

•

we are pursuing later-stage clinical development projects because we lack the resources to pursue earlier-stage projects, which could have a greater likelihood of success or greater commercial potential;

•	the failure to achieve our projected development goals in the time-frames we announce and expect;

•	the impact of any failure on our part to obtain acceptable prices or adequate reimbursement for our products on our ability to generate revenues;

•	competition in our targeted markets;

•	we may not obtain adequate protection for our products through our intellectual property;

•	we may infringe the intellectual property rights of others;

•	we may incur liabilities from our involvement in any patent litigation;

•	we may not obtain trademark registrations in connection with our product candidates;

•	fluctuations in our revenues and expenses may disappoint securities analysts and investors, causing the price of our securities to decline;

•	current and future collaborations for the research and development (“R&D”) of our product candidates may not provide the benefits we expect;

•	we may not be able to obtain the ingredients or raw materials that require at acceptable prices or at all;

•	the failure to perform satisfactorily by third parties upon which we rely to conduct, supervise and monitor our clinical trials;

•	the failure to perform satisfactorily by third parties upon which we rely to manufacture and supply products;

•	our ability to retain or attract key personnel;

•	we use hazardous materials and are subject to environmental and occupational safety laws;

•	the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position;

•	risks relating to product liability and other claims;

•	risks relating to our holding company structure;

•	it may be difficult for U.S. investors to obtain and enforce judgments against us;

•	the impact of healthcare reform measures on the commercial success of our product candidates and on our business prospects or future financial condition;

•	we may not be able to maintain effective internal controls;

•	we may be a passive foreign investment company, which could result in adverse tax consequences for U.S. investors;

•	fluctuations in currency exchange rates;

•	the impact of legislative actions, new accounting pronouncements and higher insurance costs on our future financial position or results of operations;

•	security breaches may disrupt our operations and adversely affect our operating results;

•	the possibility that our Common Shares may be delisted from the stock exchanges on which they currently trade;

•	our share price is volatile;

•	we do not intend to pay dividends;

•	future issuances of securities and hedging activities may depress the price of our securities;

•	we are permitted to issue “blank check” preferred shares; and

•	our business could be negatively affected as a result of the actions of activist shareholders.

More detailed information about these and other factors is included under “Risk Factors” in this prospectus supplement and the accompanying prospectus as well as in other documents incorporated herein by reference. Many of these factors are beyond our control. Future events may vary substantially from what we currently foresee. You should not place undue reliance, if any, on such forward-looking statements. The Company disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable securities legislation.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary may not contain all of the information that you should consider before investing in our Common Shares and Warrants. You should read this entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” contained in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus.

Our Business

We are a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. Our drug development efforts are focused currently on two compounds, zoptarelin doxorubicin and Macrilen™, which are in clinical development, and on two oncology compounds (our Erk inhibitors and LHRH-disorazol Z product candidates), which are in pre-clinical development. Our commercial efforts are focused currently on co-promoting a women’s health product.

We have an ongoing Phase 3 trial (“ZoptEC”) in endometrial cancer under a Special Protocol Assessment (“SPA”) with the U.S. Food and Drug Administration (the “FDA”) with zoptarelin doxorubicin, a doxorubicin Luteinizing Hormone-Releasing Hormone (“LHRH”) targeted conjugate compound for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. ZoptEC is an open-label, randomized, multicenter trial that is being conducted in North America, Europe and Israel. The trial compares zoptarelin doxorubicin with doxorubicin as second line therapy and will involve approximately 500 patients. We expect to receive the first interim results of ZoptEC during the first half of 2015.

In November 2013, we filed a New Drug Application (“NDA”) with the FDA in the U.S. for the registration of Macrilen™, our orally available peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity, in the United States. If approved, Macrilen™ would be the first orally administered drug indicated for the evaluation of adult growth hormone deficiency (“AGHD”) by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product.

On November 6, 2014, the FDA informed us, by issuing a Complete Response Letter (“CRL”), that it had determined that our NDA could not be approved in its form as submitted. The CRL stated that the planned analysis of our pivotal trial did not meet its stated primary efficacy objective as agreed to in the SPA agreement between the Company and the FDA, and that we will need to demonstrate the efficacy of macimorelin as a diagnostic test for growth hormone deficiency in a new, confirmatory clinical study. The CRL also stated that a serious event of electrocardiogram QT interval prolongation occurred for which attribution to drug could not be excluded. Therefore, a dedicated thorough QT study to evaluate the effect of macimorelin on the QT interval would be necessary.

We intend to make a decision regarding the future development of Macrilen™ in the near term, taking into account various considerations, including our prior and upcoming discussions with the FDA.

Our commercial operations consist of a full-time sales force and a sales-management staff. We currently have 19 sales representatives in the United States who provide services for us pursuant to our agreement with a contract-sales organization. Our sales force is managed by our Senior Vice President, Commercial, a national sales director and two regional sales directors.

During the fourth quarter of 2014, our full-time contract sales force of 19 sales representatives started the field selling in the US of EstroGel®, pursuant to our co-promotion services agreement with ASCEND Therapeutics US LLC (“ASCEND”) entered into in August 2014. The co-promotion agreement provides that we or one of our subsidiaries will detail and market ASCEND’s leading non-patch transdermal hormone replacement therapy product, available under the name EstroGel®, in specific agreed-upon US territories, in exchange for a sales commission, which will be payable to us based upon incremental EstroGel® sales volumes that are generated over certain pre-established thresholds. We are also currently evaluating various other opportunities for the co-promotion, sales and marketing rights, and/or acquisition of in-licensing of products that are either already marketed and sold or have received all regulatory approvals in established territories.

Our Strategy

Our business strategy is to pursue the development of two compounds, zoptarelin doxorubicin and Macrilen™, which are in clinical development, and two oncology compounds, an Erk inhibitor (AEZS-134) and LHRH-disorazol Z (AEZS-138), which are in pre-clinical development, and to commercialize oncology, endocrinology and women’s health products that we may acquire, in-license or promote. We made the decision to focus our efforts on the development of these compounds following a review of our portfolio, during which we concluded that we lack the resources to pursue other earlier-stage opportunities. As a result of this decision, we discontinued drug discovery efforts, including basic research activities in medicinal chemistry and biology and our high-throughput-screening operations, which resulted in a reduction of our research and development staff by approximately 29 personnel. During 2015, we will attempt to out-license or to sell the compounds that we are no longer pursuing for commercial development and we will attempt and seek to acquire, in-license or promote additional oncology, endocrinology and women’s health products. Our vision is to become a growth-oriented specialty biopharmaceutical company.

Recent Developments

In connection with the offering of Units under this prospectus supplement, the holders of approximately 95% of the outstanding warrants issued by us in previous public offerings of units in November 2013 and January 2014 (collectively, the “Amended Warrants”) had, as of the date of this prospectus supplement, each entered into an amendment agreement (collectively, the “Warrant Amendment Agreements”), the effectiveness of which are conditional upon the Company having completed a public offering of securities of a minimum size and within a certain time-frame (a “Qualified Public Offering”). The principal effect of the Warrant Amendment Agreements would be to cause such warrants to expire and terminate concurrently with the closing of such a Qualified Public Offering, in consideration for the Company making to the holders of such warrants a cash payment in the aggregate amount of $6 million to be distributed among the holders of the Amended Warrants on a pro rata basis relative to the number of Common Shares underlying the Amended Warrants, provided such warrants will not have been exercised. As the offering of Units under this prospectus supplement would constitute a Qualified Public Offering, upon closing of this offering, the Company anticipates paying the holders of the Amended Warrants an aggregate of $6 million out of the proceeds of this offering and the Amended Warrants will thereupon expire and terminate. As not all of the holders of the warrants issued by us in November 2013 and January 2014 had signed a Warrant Amendment Agreement as of the date of this prospectus supplement, following the completion of this offering, of the warrants originally issued by us in November 2013 and January 2014, there will remain warrants outstanding to acquire an aggregate of approximately 1.1 million Common Shares, the exercise price of which is anticipated to be adjusted to $             per share immediately following the completion of this offering.

On December 1, 2014, we announced that we had entered into a Master Collaboration Agreement and related License and Technology Transfer and Technical Assistance Agreements with Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm A-Think”) for zoptarelin doxorubicin in the initial indication of endometrial cancer, for the Chinese, Hong Kong and Macau markets (the “Sinopharm Territory”). In accordance the terms of the Master Collaboration Agreement, we received a non-refundable US$1 million fee for the transfer of our technology for zoptarelin doxorubicin to Sinopharm A-Think. Sinopharm A-Think has also agreed to make additional payments to us upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will receive royalties on future net sales of zoptarelin doxorubicin in the Sinopharm Territory. Sinopharm A-Think will be responsible for the development, production, registration and commercialization of the product in the Sinopharm Territory.

Corporate Information

Aeterna Zentaris Inc. was incorporated on September 12, 1990 under the laws of Canada. Our registered address and head office is located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aezsinc.com. None of the documents or information found on our website shall be deemed to be included in or incorporated into this prospectus supplement or the accompanying prospectus, unless such document is specifically incorporated herein or therein by reference.

We currently have three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware based in Charleston, South Carolina in the U.S.

THE OFFERING

Issuer:	Aeterna Zentaris Inc.

Units offered by us:	We are offering Units. Each Unit is comprised of one Common Share, of a Series A Warrant to purchase one Common Share and of a Series B Warrant to purchase one Common Share.

We are also offering to those purchasers, whose purchase of Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than the initial beneficial ownership limitation, the opportunity to purchase, in lieu of Common Shares forming part of the Units that would result in ownership in excess of the initial beneficial ownership limitation, one “pre-funded” Series C Warrant,                  to purchase one Common Share.

Price per Unit:	$

Common Shares outstanding before this offering:	65,509,077 Common Shares (63,909,994 as of September 30, 2014).

Common Shares to be outstanding immediately after this offering:	Common Shares without giving effect to the exercise of any of the Warrants, Common Shares without giving effect to the exercise of the Series A and Series B Warrants but assuming and after giving effect to the exercise of the Series C Warrants, and Common Shares assuming and after giving effect to the exercise of all Warrants offered under this prospectus supplement.

Warrants we are offering:	Each Unit will include of a Series A Warrant to purchase one Common Share and of a Series B Warrant to purchase one Common Share. Series A Warrants to purchase an aggregate of up to Common Shares will be issued in this offering. Series B Warrants to purchase an aggregate of up to Common Shares will be issued in this offering.

The Series A Warrants will be exercisable immediately and will expire five years after their date of issuance. They will have an exercise price of $ per Common Share, subject to adjustment.

The Series B Warrants will be exercisable immediately and will expire eighteen months after their date of issuance. They will have an exercise price of $ per Common Share, subject to adjustment.

The Series C Warrants will be exercisable immediately and will expire five years after their date of issuance. They will have an exercise price of $ per Common Share, which is the same price at which the Units are being offered and sold. The Series C Warrants do not include any price-based anti-dilution or other adjustment mechanism, other than customary adjustment provisions in the event of share splits, stock dividends and distributions, share recapitalizations, pro rata distributions of securities and purchase rights and other similar events. Despite having an exercise price of $ per share, the exercise price will be pre-paid in its entirety upon issuance of the Series C Warrants in lieu of Common Shares and, consequently, no additional consideration will be required to be paid and no additional payment will be required to be made to the Company by the holder upon exercise.

This prospectus supplement also relates to the offering of the Common Shares issuable upon exercise of the Warrants. There is no established public trading market for the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants on any national securities exchange or other nationally recognized trading system.

Use of proceeds:	We intend to use the net proceeds from the sale of the securities under this prospectus supplement to make a $6 million payment to the holders of certain warrants in connection with the transaction described under “Prospectus Supplement Summary – Recent Developments”, to continue to fund our ongoing drug development activities, for the potential addition of commercialized products to our pipeline and for general corporate purposes, working capital and to fund our negative cash flow. See “Use of Proceeds” on page S-35 of this prospectus supplement.

NASDAQ and TSX symbols:	NASDAQ: AEZS; TSX: AEZ

Risk factors:	An investment in our Common Shares and Warrants involves a high degree of risk. See “Risk Factors” beginning on page S-12 of this prospectus supplement as well as the other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of factors that you should consider carefully before making an investment decision.

Additional information:	The number of our outstanding Common Shares described in this prospectus supplement excludes as of September 30, 2014:

•

7,007,410 Common Shares issuable upon exercise of warrants that we previously issued in various registered direct offerings in October 2009, April 2010, June 2010 and July 2013 and in an underwritten public offering in October 2012, having a weighted average exercise price of $3.92 per Common Share;

•

approximately 20.8 million Common Shares issuable upon exercise of warrants that we previously issued in underwritten public offerings in November 2013 and January 2014, which would be amended upon closing of this offering as described under “Prospectus Supplement Summary – Recent Developments” and that will terminate upon closing of this offering;

•

approximately 1.1 million Common Shares issuable upon exercise of warrants that we previously issued in underwritten public offerings in November 2013 and January 2014, which will remain outstanding after closing of this offering having a weighted average exercise price of $             per Common Share;

•

2,127,031 Common Shares that underlie outstanding stock options granted under our stock option plan as at September 30, 2014, having a weighted average exercise price of $2.52 per Common Share, and an additional 565,267 Common Shares that underlie outstanding stock options granted under our stock option plan as at September 30, 2014, having a weighted average exercise price of C$13.11 per Common Share; and

•

an aggregate of 4,593,441 additional Common Shares available for future grants under our stock option plan, which provides that the maximum number of Common Shares issuable under the plan may equal 11.4% of the issued and outstanding Common Shares at any given time.

The number of our outstanding Common Shares described in this prospectus supplement (except for the above reference to 65,509,077 Common Shares outstanding as of the date of this prospectus supplement before this offering”) also excludes since September 30, 2014:

•	an aggregate of approximately 1.6 million Common Shares issued under our “at-the-market” issuance program implemented in May 2014 at an average issuance price of $1.33 per Common Share; and

•	an aggregate of 1,192,902 stock options granted (net of stock options that expired or were forfeited) under our stock option plan after September 30, 2014.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described in this prospectus supplement, together with all of the other information incorporated by reference into this prospectus supplement and the accompanying prospectus, including those described in our most recent Annual Report on Form 20-F and subsequent consolidated financial statements and corresponding management’s discussion and analysis filed with the Canadian securities regulatory authorities and our Reports on Form 6-K furnished to the SEC including our unaudited condensed interim consolidated financial statements and corresponding management’s discussion and analysis. The risks mentioned below are presented as of the date of this prospectus supplement and we expect that these will be updated from time to time in our various continuous disclosure documents filed with the Canadian securities regulatory authorities and our periodic and current reports filed with or furnished to the SEC, as applicable, which will be incorporated herein by reference. Please refer to these subsequent reports for additional information relating to the risks associated with investing in our Common Shares and Warrants.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The trading price of our Common Shares and the value of our Warrants could decline due to any of these risks, and you may lose part or all of your investment. This prospectus supplement, the accompanying prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned below. Forward-looking statements included in this prospectus supplement are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of each such document. The Company disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable securities legislation.

Risks Relating to Us and Our Business

Investments in biopharmaceutical companies are generally considered to be speculative.

The prospects for companies operating in the biopharmaceutical industry are uncertain, given the very nature of the industry, and, accordingly, investments in biopharmaceutical companies should be considered to be speculative assets.

We have a history of operating losses and we may never achieve or maintain operating profitability.

Our product candidates remain at the development stage, and we have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred operating losses historically and, as disclosed in our unaudited condensed interim consolidated financial statements as at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013, we had a deficit of approximately $227.8 million as at September 30, 2014. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders’ equity (deficiency). We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we continue our R&D and clinical study programs, seek regulatory approval for our product candidates and carry out commercial activities. Even if we succeed in developing, acquiring or in-licensing new commercial products, we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue to achieve profitability, an investment in our Common Shares and Warrants could result in a significant or total loss.

Our clinical trials may not yield results which will enable us to obtain regulatory approval for our products, and a setback in any of our clinical trials would likely cause a drop in the price of our Common Shares.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials, including ZoptEC, which is expected to produce interim results in the first half of 2015, that the product candidate is both safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Unfavorable data from those studies could result in the withdrawal of marketing approval for approved products or an extension of the review period for developmental products. Preclinical testing and clinical development are inherently lengthy, complex, expensive and uncertain processes and have a high risk of failure. It typically takes many years to complete testing, and failure can occur at any stage of testing. Results attained in preclinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the U.S., in Canada and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process. Though we may engage a contract research organization (a “CRO”) with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective.

None of our current product candidates have to date received regulatory approval for their intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous preclinical testing and clinical trials and passed such jurisdiction’s extensive regulatory approval process. In general, significant R&D and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Even if a product candidate is approved by the FDA, the Canadian Therapeutic Products Directorate (“CTPD”) or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recover our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recover the R&D and other expenses we incur to develop and test new products.

Interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be obtained in later studies. Safety signals detected during clinical studies and preclinical animal studies may require us to perform additional studies, which could delay the development of the drug or lead to a decision to discontinue development of the drug. Product candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite positive results in initial clinical testing. Results from earlier studies may not be indicative of results from future clinical trials and the risk remains that a pivotal program may generate efficacy data that will be insufficient for the approval of the drug, or may raise safety concerns that may prevent approval of the drug. Interpretation of the prior preclinical and clinical safety and efficacy data of our product candidates may be flawed and there can be no assurance that safety and/or efficacy concerns from the prior data were overlooked or misinterpreted, which in subsequent, larger studies appear and prevent approval of such product candidates.

Furthermore, we may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

A failure in the development of any one of our programs or product candidates could have a negative impact on the development of the others. Setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to any agreements and partnerships that may exist between us and other entities), could jeopardize regulatory approval and would likely cause a drop in the price of our Common Shares.

If we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials is dependent in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients, and the rate at which we collect, clean, lock and analyze the clinical trial database. Patient enrollment is a function of many factors, including the design of the protocol, the size of the patient population, the proximity of patients to and availability of clinical sites, the eligibility criteria for the study, the perceived risks and benefits of the drug under study and of the control drug, if any, the efforts to facilitate timely enrollment in clinical trials, the patient referral practices of physicians, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. Certain clinical trials are designed to continue until a pre-determined number of events have occurred to the patients enrolled. Such trials are subject to delays stemming from patient withdrawal and from lower than expected event rates and may also incur increased costs, if enrollment is increased in order to achieve the desired number of events. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries outside Canada. Moreover, negative or inconclusive results from the clinical trials we conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Accordingly, we may not be able to complete the clinical trials within an acceptable time-frame, if at all. If we or any third party have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and must:

•	meet the requirements of these authorities;

•	meet the requirements for informed consent; and

•	meet the requirements for good clinical practices.

We may not be able to comply with these requirements in respect of one or more of our product candidates.

Additionally, we have limited experience in filing an NDA or similar application for approval in the U.S. or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, some questions may not be answered in time to prevent the delay of acceptance of an NDA or the rejection of an NDA.

We have incurred, and expect to continue to incur, substantial expenses, and we have made, and expect to continue to make, substantial financial commitments to establish a commercial operation. There can be no assurance how quickly, if ever, we will realize a profit from our commercial operation.

Our business strategy is to become an integrated specialty biopharmaceutical company with commercial operations to market and sell products that we develop, may acquire or in-license. To that end, during 2014, we established a commercial operation, including hiring a 19-person contract sales force and two regional sales managers and establishing a new office location and infrastructure for our North American business and global operations. We have to date incurred, and expect to continue to incur, substantial expenses, and we have made, and expect to continue to make, substantial financial commitments to build out our commercial operations. Establishing a commercial operation is expensive and time-consuming, and there can be no assurance how quickly, if ever, we will realize a profit from our commercial operation. Factors that may inhibit our efforts to realize a profit from our commercial operations, should we be successful in consummating transactions such as acquisitions, in-licensing, promotional or co-promotional arrangements with third parties, include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel and representatives;

•	the inability of our sales personnel to obtain access to or to persuade adequate numbers of physicians to prescribe our products or the products that we in-license or co-promote;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Our financial viability depends, in part, on our ability to acquire, in-license or otherwise obtain the right to sell other products. If we are unable to do so, we will continue to experience operating losses from our commercial operations.

We must acquire, in-license or otherwise obtain the right to sell or promote other products to achieve profitability of our commercial operations. Our management team is spending a substantial amount of its time on efforts to obtain additional products. These business activities entail numerous operational and financial risks, including:

•	the difficulty or inability to secure financing to acquire or in-license products;

•	the incurrence of substantial debt or dilutive issuances of securities to pay for the acquisition or in-licensing of new products;

•	the disruption of our business and diversion of our management’s time and attention;

•	higher than expected development, acquisition or in-license and integration costs;

•	exposure to unknown liabilities; and

•	the difficulty in locating products that are in our targeted therapeutic areas and that are compatible with other products in our portfolio.

We can provide no assurance that we will be able to identify potential product candidates or strategic commercial partners or, if we identify such product candidates or partners, that any related commercial arrangements will be consummated on terms that are favorable to us. To the extent that we are successful in entering into any strategic commercial arrangements, including promotional or co-promotional agreements, or acquisition or in-licensing agreements with third parties, we cannot provide any assurance that any resulting initiatives or activities will be successful. To the extent that any related investments in such arrangements do not yield the expected benefits, our business, financial condition and results of operations may be materially adversely affected.

We have limited resources to identify and execute the procurement of additional products and to integrate them into our current commercial operations. The failure to successfully integrate the personnel and operations of businesses that we may acquire or of products that we may in-license in the future with our existing operations, business and products could have a material adverse effect on our operations and results. We compete with larger pharmaceutical companies and other competitors in our efforts to acquire, in-license, and/or obtain the right to market new products. Our competitors likely will have access to greater financial resources than us and may have greater expertise in identifying and evaluating new opportunities. Moreover, we may devote resources to potential acquisition, in-licensing, promotion or co-promotion opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.

We will require significant additional financing, and we may not have access to sufficient capital.

We will require significant additional capital to fund our commercial operations and to pursue planned clinical trials, regulatory approvals and R&D efforts. We do not anticipate generating significant revenues from operations in the near future, and we currently have no committed sources of capital.

We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources, including, without limitation, through at-the-market offerings and issuances of Common Shares. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, if we were to incur debt financing or issue dividend-paying preferred shares, it could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness or the payment of dividends on such preferred shares and could impose restrictions on our operations and on our ability to make certain expenditures and/or to incur additional indebtedness. Such financing alternatives could render us more vulnerable to competitive pressures and economic downturns.

We anticipate that our existing working capital, including the proceeds from the sale of Units under this prospectus supplement and the accompanying prospectus (but excluding proceeds we may receive upon exercise of the Series A and Series B Warrants) and anticipated revenues will be sufficient to fund our commercial operations, development programs, clinical trials and other operating expenses for the near future. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors, including:

•	the duration of, changes to and results of our clinical trials for our various product candidates going forward;

•	unexpected delays or developments in seeking regulatory approvals;

•	the time and cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	unexpected developments encountered in implementing our business development and commercialization strategies;

•	the potential addition of commercialized products to our pipeline;

•	the outcome of litigation, if any; and

•	further arrangements, if any, with collaborators.

In addition, global economic and market conditions as well as future developments in the credit and capital markets may make it even more difficult for us to raise additional financing in the future.

If we are unsuccessful in increasing our revenues and/or raising additional funding, we may possibly cease to continue operating as we currently do.

We have had sustained operating losses, deficits and negative cash flows from operating activities over the past several years, and we expect that we will continue to do so for an extended period.

Although our unaudited condensed interim consolidated financial statements as at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013 were prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of our business plan, which will require an increase in revenue and/or additional funding to be provided by potential investors as well as non-traditional sources of financing. Although we stated in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations that management believed that the Company had, as at September 30, 2014, sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following such date, there can be no assurance that management will be able to reiterate such belief in the future, particularly in the event that we do not or are unable to raise additional capital, as we do not expect our operations to generate sufficient cash flow to fund our operations.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on our needs, those of investors and market conditions. Depending on the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we may also pursue non-traditional sources of financing with third parties, the global equity and credit markets may adversely affect the ability of potential third parties to pursue such transactions with us. Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or various equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as strategic alliances with third parties, the sale of assets or licensing of our technology or intellectual property, a combination of operating and related initiatives or a substantial reorganization of our business.

There can be no assurance that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful such that we may continue as a going concern. There also could be material uncertainties related to certain adverse conditions and events that could impact our ability to remain a going concern. If the going concern assumptions were deemed no longer appropriate for our consolidated financial statements, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

We are and will be subject to stringent ongoing government regulation for our products and our product candidates, even if we obtain regulatory approvals for the latter.

The manufacture, marketing and sale of our products and product candidates are and will be subject to strict and ongoing regulation, even if regulatory authorities approve any of the latter. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our agreement to conduct costly post-marketing follow-up studies to monitor the safety or efficacy of the products. In addition, as a clinical experience with a drug expands after approval because the drug is used by a greater number and more diverse group of patients than during clinical trials, side effects or other problems may be observed after approval that were not observed or anticipated during pre-approval clinical trials. In such a case, a regulatory authority could restrict the indications for which the product may be sold or revoke the product’s regulatory approval.

We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we, or if any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, suspension or withdrawals of previously granted regulatory approvals, warning or untitled letters, refusal to approve pending applications for marketing approval of new products or of supplements to approved applications, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of our products and product candidates.

Even if we receive marketing approval for our product candidates, such product approvals could be subject to restrictions or withdrawals. Regulatory requirements are subject to change.

Regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Our operations and practices are subject to regulation and scrutiny by the U.S. government, as well as governments of any other countries in which we do business or conduct activities. Later discovery of previously unknown problems or safety issues and/or failure to comply with domestic or foreign laws, knowingly or unknowingly, can result in various adverse consequences, including, among other things, a possible delay in the approval or refusal to approve a product, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, criminal prosecution, withdrawal of an approved product from the market and/or exclusion from government healthcare programs. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.

Because we operate in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our, or our licensees’ or collaborators’, business and marketing activities for various reasons.

From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA and other health authorities. Additionally, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be. For example, the Patient Protection and Affordable Care Act and the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in the U.S. in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. We expect both government and private health plans to continue to require healthcare providers, including healthcare providers that may one day purchase our products, to contain costs and demonstrate the value of the therapies they provide.

If we market products in a manner that violates healthcare fraud and abuse laws, we may be subject to civil or criminal penalties, including exclusion from participation in government healthcare programs.

As a pharmaceutical company, even though we do not provide healthcare services or receive payments directly from or bill directly to Medicare, Medicaid or other third-party payors for our products, certain federal and state healthcare laws and regulations pertaining to fraud and abuse are and will be applicable to our business. We are subject to healthcare fraud and abuse regulation by both the federal government and the states in which we conduct our business.

The laws that may affect our ability to operate include the federal healthcare program anti-kickback statute, which prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce, or in return for, the purchase, lease, order, or arrangement for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute applies to arrangements between pharmaceutical manufacturers and prescribers, purchasers and formulary managers. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Drug Rebate Program.

The Health Insurance Portability and Accountability Act of 1996 also created prohibitions against healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. The ACA imposed new requirements on manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare and Medicaid Services (“CMS”) information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians (as defined above) and their immediate family members and payments or other “transfers of value” to such physician owners and their immediate family members. Manufacturers are required to report such data to the government by the 90th calendar day of each year.

The majority of states also have statutes or regulations similar to these federal laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In addition, some states have laws that require pharmaceutical companies to adopt comprehensive compliance programs. For example, under California law, pharmaceutical companies must comply with both the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and the PhRMA Code on Interactions with Healthcare Professionals, as amended. Certain states also mandate the tracking and reporting of gifts, compensation, and other remuneration paid by us to physicians and other healthcare providers.

Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state laws may prove costly.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The ACA also made several important changes to the federal Anti-Kickback Statute, false claims laws, and healthcare fraud statute by weakening the intent requirement under the anti-kickback and healthcare fraud statutes that may make it easier for the government, or whistleblowers to charge such fraud and abuse violations. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. In addition, the ACA increases penalties for fraud and abuse violations. If our past, present or future operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and negatively impact our financial results.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including, but not limited to:

•	demonstration of clinical efficacy and safety;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in the product’s approved labeling;

•	availability of alternative treatments for the indications we target;

•	the advantages and disadvantages of our products relative to current or alternative treatments;

•	the availability of acceptable pricing and adequate third-party reimbursement; and

•	the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial condition could be materially adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or to successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products, if successfully developed, may compete with a number of drugs, therapies, products and tests currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may be less expensive than our products. There can be no assurance that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the price of our Common Shares.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications for which there may be a greater likelihood of success.

Because we have limited financial and managerial resources, we are currently focusing our efforts on our later-stage clinical research programs, zoptarelin doxorubicin and Macrilen™ (macimorelin acetate), and we are doing so for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications for which there may be a greater likelihood of success or may prove to have greater commercial potential. Notwithstanding our investment to date and anticipated future expenditures on zoptarelin doxorubicin, Macrilen™ (macimorelin acetate) and our earlier-stage programs, we have not yet developed, and may never successfully develop, any marketed treatments using these products. Research programs to identify new product candidates or pursue alternative indications for current product candidates require substantial technical, financial and human resources. These activities may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.

We may not achieve our projected development goals in the time-frames we announce and expect.

We set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our Common Shares would likely decline.

If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to generate revenues will be diminished.

Our ability to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as governmental and private insurance plans. These third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. It may not be possible to negotiate favorable reimbursement rates for our products. Adverse pricing and reimbursement conditions would also likely diminish our ability to induce third parties to co-promote our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in the U.S., in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.

The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

We may not obtain adequate protection for our products through our intellectual property.

We rely heavily on our proprietary information in developing and manufacturing our product candidates. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including us, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. We have filed and are pursuing applications for patents and trademarks in Canada, the U.S. and in other territories. Pending patent applications may not result in the issuance of patents and we may not be able to obtain additional issued patents relating to our technology or products.

The laws of some countries do not protect intellectual property rights to the same extent as the laws of the U.S and Canada. Many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life-saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop infringement.

Our patents and/or the patents that we license from others may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. The patents issued or to be issued to us may not provide us with any competitive advantage or protect us against competitors with similar technology. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method-of-use and new-formulation protection for our compounds in development, and any resulting products, which may not confer the same protection as claims to compounds per se.

In addition, our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. Our granted patents could also be challenged and revoked in U.S. post-grant proceedings as well as in opposition or nullity proceedings in certain countries outside the U.S. In addition, we may be required to disclaim part of the term of certain patents.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and any such conflict could reduce the scope of patent protection which we could otherwise obtain. Because patent applications in the U.S. and many other jurisdictions are typically not published until eighteen months after their first effective filing date, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in the patent applications. If a third party has also filed a patent application in the U.S. covering our product candidates or a similar invention, we may have to participate in adversarial proceedings, such as interferences and deviation proceedings, before the United States Patent and Trademark Office to determine which party is entitled to a U.S. patent claiming the disputed invention. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.

Furthermore, the product development timeline for our products is lengthy and it is possible that our issued patents covering our product candidates in the U.S. and other jurisdictions may expire prior to commercial launch of the products. The patent that covers the compound zoptarelin doxorubicin and other related targeted cytotoxic anthracycline analogues, pharmaceutical compositions comprising the compounds as well as their medical use for the treatment of cancer will expire in the U.S. in November 2015 and in the EU, Japan, China and Hong Kong in November 2016. As a result, our ability to protect this compound from competition will be limited to the protections provided in the U.S. for new chemical entities and similar protections, if any, provided in other countries.

We cannot assure you that zoptarelin doxorubicin or any of our other drug candidates will obtain new chemical entity exclusivity or any other market exclusivity in the U.S., the EU or any other territory, or that we will be the first to receive the respective regulatory approval for such drugs so as to be eligible for any market exclusivity protection.

We also rely on trade secrets and proprietary know-how to protect our intellectual property. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected. We seek to protect our unpatented proprietary information in part by requiring our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products and technologies, which could adversely impact our business.

We currently have the right to use certain patents and technologies under license agreements with third parties. Our failure to comply with the requirements of one or more of our license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program. Inventions claimed in certain in-licensed patents may have been made with funding from the U.S. government and may be subject to the rights of the U.S. government. We may be subject to additional requirements in the event we seek to commercialize or manufacture product candidates incorporating such in-licensed technology.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products or methods may be found to infringe, or patents of which we are aware and believe we do not infringe but which we may ultimately be found to infringe. Moreover, patent applications and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products or technologies are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering our products or technologies but which nonetheless provide support for a later drafted claim that, if issued, our products or technologies could be found to infringe.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business. Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently be issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the U.S. and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent or other intellectual property rights, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us or our partners and collaborators.

Patent litigation is costly and time consuming and may subject us to liabilities.

If we become involved in any patent litigation, interference, opposition or other administrative proceedings we will likely incur substantial expenses in connection therewith, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We may not obtain trademark registrations for our product candidates.

We have filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the U.S. We intend to file further applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademark applications will be registered in the U.S. or elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. The FDA and other regulatory authorities also have the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the marketplace. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss, abandonment, or cancellation of any of our trademarks or trademark applications could negatively affect the success of the product candidates to which they relate.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our Common Shares.

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include but are not limited to:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the revenue available from royalties derived from our licensees;

•	the nature and timing of licensing fee revenues;

•	the nature and timing of tax credits and grants for our R&D activities;

•	the outcome of litigation, including the litigation pending against us that is described elsewhere in this prospectus supplement;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future collaborators;

•	failure to enter into new or the expiration or termination of current agreements with collaborators; and

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our ability to secure alternative leasing or subleasing arrangements for our underutilized offices in Frankfurt, Germany, and to achieve related cost savings with respect to our current lease obligations.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not necessarily indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the price of our Common Shares could fluctuate significantly or decline.

We are currently dependent on certain third parties with which we have significant contractual relationships and we may enter into future collaborations for the R&D of our product candidates.

We are currently dependent on certain third parties with which we have significant contractual relationships and may enter into future collaborations for the R&D of our product candidates. Our arrangements with these third parties may not provide us with the benefits we expect and may expose us to a number of risks.

We are dependent on, and rely upon, third parties to perform various functions related to our business, including, but not limited to, R&D with respect to some of our product candidates. Our reliance on these relationships poses a number of risks.

We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or to issue our equity, voting or other securities to third parties. Any license or sublicense of our commercial rights may reduce our product revenue.

These agreements create certain additional risks. The occurrence of any of the following or other events may delay product development or impair commercialization of our products:

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not all of the third parties are contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with our product candidates and, with respect to our contracts that do contain such contractual prohibitions or restrictions, prohibitions or restrictions do not always apply to the affiliates of the third parties and they may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors, whose technologies or products may be competitive with ours;

•	the third parties may under-fund or fail to commit sufficient resources to marketing, distribution or other development of our products;

•	the third parties may cease to conduct business for financial or other reasons;

•	we may not be able to renew such agreements;

•	the third parties may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of our products;

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the third parties may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry);

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delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

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disputes may arise between us and the third parties that could result in the delay or termination of the development or commercialization of our product candidates, resulting in litigation or arbitration that could be time-consuming and expensive, or causing the third parties to act in their own self-interest and not in our interest or those of our shareholders or other stakeholders.

In addition, the third parties can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to developing and commercializing our product candidates, seek a new third party with which to contract or abandon the product candidate, which would likely cause a drop in the price of our Common Shares.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with Good Clinical Practice guidelines and the investigational plan and protocols contained in an Investigational New Drug application, or a comparable foreign regulatory submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that we, our contract manufacturers or our licensees, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices we pay for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

The failure to perform satisfactorily by third parties upon which we rely to manufacture and supply products may lead to supply shortfalls.

We will rely on third parties to manufacture and supply marketed products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, there are a limited number of contract manufacturers or suppliers that are capable of manufacturing our product candidates or the materials used in their manufacture. If we are unable to do so ourselves or to arrange for third-party manufacturing or supply of these product candidates or materials, or to do so on commercially reasonable terms, we may not be able to complete development of these product candidates or commercialize them ourselves or through our licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Reductions in our staffing levels have eliminated redundancies in key capabilities and skill sets among our full-time staff and required us to rely more heavily on outside consultants and third parties. We have been unable to increase the compensation of our associates to the extent required to remain fully competitive for their services, which increased our employee retention risk. The competition for qualified personnel in the biopharmaceutical field is intense, and if we are not able to continue to attract and retain qualified personnel and/or maintain positive relationships with our outside consultants, we may not be able to achieve our strategic and operational objectives.

We are currently subject to securities class action litigation and we may be subject to similar or other litigation in the future.

We and certain of our current and former officers are defendants in a purported class-action lawsuit pending in the U.S. District Court for the District of New Jersey (the “Court”), brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with allegedly false and misleading statements made by the defendants between April 2, 2012 and November 6, 2014, or the Class Period, regarding the safety and efficacy of Macrilen™, a product we developed for use in the diagnosis of AGHD, and the prospects for the approval of the Company’s NDA for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of our Common Shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court.

While we believe we have meritorious defenses and intend to defend this lawsuit vigorously, we cannot predict the outcome. Furthermore, we may, from time to time, be parties to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.

With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, operating results or financial condition. We believe that our directors’ and officers’ liability insurance will cover our potential liability with respect to the securities class-action lawsuit described above; however, the insurer has reserved its rights to contest the applicability of the insurance to such claim, the limits of the insurance may be insufficient to cover our eventual liability, and we will be required to satisfy a substantial self-insured retention before any insurance coverage applies to the claim.

We are subject to the risk of product liability claims, for which we may not have or be able to obtain adequate insurance coverage.

The sale and use of our products involve the risk of product liability claims and associated adverse publicity. Our risks relate to human participants in our clinical trials, who may suffer unintended consequences, as well as products on the market whereby claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling, buying or using our products. We manage our liability risks by means of insurance. We maintain liability insurance covering our liability for our preclinical and clinical studies and for our pharmaceutical products already marketed. However, we may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

Our business involves the use of hazardous materials. We are required to comply with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or a failure to comply with environmental or occupational safety laws, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

We are a holding company, and claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders.

Aeterna Zentaris Inc. is a holding company and a substantial portion of our non-cash assets is the share capital of our subsidiaries. AEZS Germany, our principal operating subsidiary, based in Frankfurt, Germany, holds most of our intellectual property rights, which represent the principal assets of our business.

Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such subsidiary, and therefore the rights of the holders of our Common Shares to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us.

Holders of our Common Shares are not creditors of our subsidiaries. Claims to the assets of our subsidiaries will derive from our own ownership interest in those operating subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of such subsidiaries over our own ownership interest claims and will therefore have priority over the holders of our Common Shares. Our subsidiaries’ creditors may from time to time include general creditors, trade creditors, employees, secured creditors, taxing authorities, and creditors holding guarantees. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our Common Shares.

In addition, any distributions to us by our subsidiaries could be subject to monetary transfer restrictions in the jurisdictions in which our subsidiaries operate.

Our subsidiaries may incur additional indebtedness and other liabilities.

It may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and German presence.

We are a company existing under the laws of Canada. Many of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although we have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S. Investors should not assume that foreign courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from U.S. securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the U.S.

Healthcare reform measures could hinder or prevent the commercial success of our product candidates and adversely affect our business.

The business prospects and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payers to contain or reduce the costs of healthcare. In the U.S. and in other jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system, such as proposals relating to the pricing of healthcare products and services in the U.S. or internationally, the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price), and the amount of reimbursement available from governmental agencies or other third party payers. For example, drug manufacturers are required to have a national rebate agreement with the Department of Health and Human Services in order to obtain state Medicaid coverage, which requires manufacturers to pay a rebate on drugs dispensed to Medicaid patients.

The ACA may have far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. For example, if reimbursement for our product candidates is substantially less than we expect, our revenue prospects could be materially and adversely impacted.

Regardless of the impact of the ACA on us, the U.S. government and other governments have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including our product candidates, in the U.S. and internationally, as well as the amount of reimbursement available from governmental agencies and other third-party payors.

In addition, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-market authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA’s exercise of this authority may result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, which may also increase costs related to complying with new post-approval regulatory requirements, and increase potential FDA restrictions on the sale or distribution of approved products.

We are subject to various internal-control reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the U.S. We can provide no assurance that we will at all times in the future be able to report that our internal controls over financial reporting are effective.

As a public company, we are required to comply with Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”) and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and we are required to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting. In any given year, we cannot be certain as to the time of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual consolidated financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404, similar Canadian requirements or if we report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our consolidated financial statements, which may be inaccurate if we fail to remedy such material weakness.

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” (as defined below in “Certain Material U.S. Federal Income Tax Considerations”) that directly or indirectly hold common shares or warrants of a passive foreign investment company (“PFIC”). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

We believe that we were not a PFIC for the 2014 taxable year. However, the PFIC determination depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In addition, the fair market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate, and the composition of our income and assets will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. No assurance can be provided that we will not be classified as a PFIC for the 2015 taxable year and for any future taxable year.

PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our Common Shares or Warrants, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark to market” Common Shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares. However, a mark to market election is not available to be made in respect of warrants. In addition, U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a “qualified electing fund” (“QEF”) election; however, we do not expect to provide the information regarding our income that would be necessary for a U.S. Holder to make a QEF election.

If we are a PFIC, U.S. Holders will generally be required to file an annual information return with the Internal Revenue Service (the “IRS”) (on IRS Form 8621, which PFIC shareholders will be required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares and, potentially, Warrants. This filing requirement is in addition to any preexisting reporting requirements that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

For a more detailed discussion of the potential tax impact of us being a PFIC, see “Certain Material U.S. Federal Income Tax Considerations” below. The PFIC rules are complex. Prospective purchasers of any of our securities should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

We may incur losses associated with foreign currency fluctuations.

Our operations are in many instances conducted in currencies other than our functional currency or the functional currencies of our subsidiaries. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar, the Euro, the Canadian dollar and other currencies. For more information, see “Item 11. – Quantitative and Qualitative Disclosures About Market Risk” in our most recent Annual Report on Form 20-F.

Legislative actions, new accounting pronouncements and higher insurance costs may impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Security breaches may disrupt our operations and adversely affect our operating results.

Our network security and data recovery measures and those of third parties with which we contract, may not be adequate to protect against computer viruses, cyber-attacks, break-ins, and similar disruptions from unauthorized tampering with our computer systems. The misappropriation, theft, sabotage or any other type of security breach with respect to any of our proprietary and confidential information that is electronically stored, including research or clinical data, could cause interruptions in our operations, and could result in a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. This disruption could have a material adverse impact on our business, operating results and financial condition. Additionally, any break-in or trespass of our facilities that results in the misappropriation, theft, sabotage or any other type of security breach with respect to our proprietary and confidential information, including research or clinical data, or that results in damage to our R&D equipment and assets could have a material adverse impact on our business, operating results, and financial condition.

Risks Relating to the Common Shares and Warrants

Our Common Shares may be delisted from NASDAQ or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their shares.

Our Common Shares are currently listed on NASDAQ under the symbol “AEZS” and on the TSX under the symbol “AEZ”. We must meet continuing listing requirements to maintain the listing of our Common Shares on NASDAQ and TSX. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share. On December 19, 2014, we received a notice from The NASDAQ Listing Qualifications Department indicating that the minimum bid price for our Common Shares had fallen below $1.00 for 30 consecutive business days, and that, therefore, we were no longer in compliance with NASDAQ Marketplace Rule 5550(a)(2) - bid price. We have 180 calendar days, or until June 16, 2015, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Common Shares must be at least $1.00 per share for a minimum of 10 consecutive business days. The notice did not impact our listing on NASDAQ when it was issued. If we are not able to regain compliance, NASDAQ would notify us that our Common Shares are subject to delisting. At that time, we could appeal the determination to delist our Common Shares to a Listing Qualifications Panel.

In addition to the minimum bid price requirement, the continued listing rules of NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million (the “Equity Standard”), (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our Common Shares by our total outstanding Common Shares) of at least $35 million (the “Market Value Standard”) or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (the “Net Income Standard”). If our total market capitalization decreases to an amount less than $35 million for 30 consecutive trading days, it is possible that we could no longer meet any of these three listing standards. Similar to the process described above in the minimum bid price context, if we fail to meet the Market Value Standard for 30 consecutive trading days and do not otherwise meet the Equity Standard or the Net Income Standard, we expect that we would then receive a notification letter from NASDAQ advising us that we fail to comply with the Market Value Standard and providing us a period of 180 calendar days to regain compliance with the Market Value Standard. In order to regain compliance with the Market Value Standard, the market value of our listed securities would have to be at least $35 million for a period of 10 consecutive business days. Otherwise, our securities may then be subject to delisting.

There can be no assurance that our Common Shares will remain listed on NASDAQ or the TSX. If we fail to meet any of NASDAQ’s or TSX’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

Our share price is volatile, which may result from factors outside of our control.

Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the U.S., have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares.

Between March 1, 2014 and March 4, 2015, the closing price of our Common Shares ranged from $0.51 to $1.50 per share on NASDAQ and from C$0.57 to C$1.66 per share on TSX. See “Price Range and Trading Volume” on page S-35 of this prospectus supplement. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to:

•	clinical and regulatory developments regarding our product candidates;

•	delays in our anticipated development or commercialization timelines;

•	developments regarding current or future third-party collaborators;

•	other announcements by us regarding technological, product development or other matters;

•	arrivals or departures of key personnel;

•	governmental or regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;

•	developments or disputes concerning patent or proprietary rights;

•	actual or anticipated fluctuations in our revenues or expenses;

•	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

•	economic conditions in the U.S., Canada or abroad.

Our listing on both NASDAQ and TSX may increase price volatility due to various factors, including different ability to buy or sell our Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares. A thin trading market could cause the price of our Common Shares to fluctuate significantly more than the stock market as a whole.

You will experience immediate and substantial dilution.

Since the public offering price of the Common Shares offered pursuant to this prospectus supplement and the accompanying prospectus is higher than the net tangible book value per Common Share, you will suffer substantial dilution in the net tangible book value of the Common Shares you purchase in this offering.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our Common Shares. We currently intend to retain our future earnings, if any, to finance further research and the overall commercial expansion of our business. As a result, the return on an investment in our Common Shares and Warrants will depend upon any future appreciation in value. There is no guarantee that our Common Shares will appreciate in value or even maintain the price at which shareholders have purchased them.

There is no public market for the Warrants being offered in this offering.

There is no established public trading market for the Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

A large number of Common Shares may be issued and subsequently sold upon the exercise of the Series A and Series B Warrants. The sale or availability for sale of these Warrants may depress the price of our Common Shares.

An aggregate of                 Common Shares are issuable upon the exercise of the Series A and Series B Warrants. To the extent that purchasers of Units sell Common Shares issued upon the exercise of the Series A and Series B Warrants, the market price of our Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Series A and Series B Warrants may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.

The sale of Common Shares issued upon exercise of the Series A and Series B Warrants could encourage short sales by third parties which could further depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of Common Shares issued upon the exercise of the Series A and Series B Warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

Management will have broad discretion as to the use of the proceeds of this offering of Units. We may invest or spend the proceeds of this offering of Units in ways with which investors may not agree and in ways that may not earn a profit.

Our management team will have broad discretion concerning the use of the proceeds from this offering of Units as well as the timing of their expenditure. As a result, investors will be relying on the judgment of management for the application of the proceeds of this offering of Units. We intend to use the net proceeds of the sale of securities under this prospectus supplement to make a $6 million payment to the holders of certain warrants in connection with the transaction described under “Prospectus Supplement Summary – Recent Developments”, to continue to fund our ongoing drug development activities, for the potential addition of commercialized products to our pipeline and for general corporate purposes, working capital and to fund our negative cash flow. See “Use of Proceeds” on page S-35 of this prospectus supplement for a more detailed description of the use of the proceeds from this offering. Investors may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any results or profits.

Future issuances of securities and hedging activities may depress the trading price of our Common Shares.

Any issuance of equity securities or securities convertible into or exchangeable for equity securities after the offering of Units under this prospectus supplement, including the issuance of Common Shares upon the exercise of stock options and upon the exercise of outstanding warrants (including the Warrants), could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our Common Shares. For example, the Company has filed a prospectus supplement (under a prospectus and a separate shelf registration statement on Form F-3 with the SEC) to qualify for distribution to the public in the U.S. Common Shares in an amount not to exceed $15 million by way of an “at-the-market” distribution program, which, as of the date of this prospectus supplement, would represent a maximum potential dilution of approximately 23% over the course of the program on a non-diluted basis assuming none of the Company’s outstanding stock options or warrants are ever exercised. The Company has issued an aggregate of approximately 9.0 million Common Shares under its “at-the-market” distribution program implemented in May 2014 at an average issuance price of $1.36 per Common Share.

We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or warrants or for other reasons. Our stock option plan generally permits us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 11.4% of all then issued and outstanding Common Shares. As at September 30, 2014, there were:

•	63,909,994 Common Shares issued and outstanding;

•	no issued and outstanding Preferred Shares;

•

7,007,410 Common Shares issuable upon exercise of warrants that we previously issued in various registered direct offerings in October 2009, April 2010, June 2010 and July 2013 and in an underwritten public offering in October 2012, having a weighted average exercise price of $3.92 per Common Share;

•

approximately 20.8 million Common Shares issuable upon exercise of warrants that we previously issued in underwritten public offerings in November 2013 and January 2014, which would be amended upon closing of this offering as described under “Prospectus Supplement Summary – Recent Developments” and that will terminate upon closing of this offering;

•

approximately 1.1 million Common Shares issuable upon exercise of warrants that we previously issued in underwritten public offerings in November 2013 and January 2014, which will remain outstanding after closing of this offering having a weighted average exercise price of $             per Common Share;

•

2,127,031 Common Shares that underlie outstanding stock options granted under our stock option plan as at September 30, 2014, having a weighted average exercise price of $2.52 per Common Share, and an additional 565,267 Common Shares that underlie outstanding stock options granted under our stock option plan as at September 30, 2014, having a weighted average exercise price of C$13.11 per Common Share; and

•

an aggregate of 4,593,441 additional Common Shares available for future grants under our stock option plan, which provides that the maximum number of Common Shares issuable under the plan may equal 11.4% of the issued and outstanding Common Shares at any given time.

In addition, the price of Common Shares and Warrants could also be affected by possible sales of Common Shares and Warrants by investors who view other investment vehicles as more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our Common Shares and Warrants. This hedging or arbitrage could, in turn, affect the trading price of our Common Shares.

Holders of our Warrants will have no rights as a shareholder until such holders exercise their Warrants and acquire our Common Shares.

Until holders of Warrants acquire our Common Shares upon exercise of the Warrants, holders of Warrants will have no rights with respect to the Common Shares underlying such Warrants. Upon exercise of the Warrants, the holders thereof will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

The Series A and Series B Warrants may not have any value.

The Series A Warrants will have an exercise price of $ per share, subject to adjustment. They will be exercisable immediately and will expire five years after their date of issuance. The Series B Warrants will have an exercise price of $                 per share, subject to adjustment. They will be exercisable immediately and will expire eighteen months after their date of issuance. In the event our Common Share price does not exceed the exercise prices of either the Series A and Series B Warrants during the period when they are exercisable, the Series A and Series B Warrants may not have any value.

Cashless exercise and adjustment provisions in the Series B Warrants may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors in this offering of Units.

The Series B Warrants include certain adjustment provisions and may at any time be exercised on a “net” or “cashless” basis. Most particularly, a Series B Warrant holder may, in lieu of making a cash payment when exercising a Series B Warrant, elect instead to receive the “net” number of Common Shares determined in accordance with a formula referred to in the Series B Warrant as the “Alternate Cashless Exercise”, if the VWAP of the Common Shares, as such term is defined in the form of Series B Warrant, fails to be greater than $             and pursuant to other terms and conditions. See “Details of the Offering – Warrants” beginning on page S-38 of this prospectus supplement for more information. If we are unable to raise additional capital at an effective price per share that is higher than the exercise price of these Series B Warrants, or if the VWAP of our Common Shares is below $             at the time of any exercise, these provisions may make it more difficult and more expensive to raise capital in the future. In addition, any reduction in the exercise prices of our Series A and Series B Warrants or any increase in the number of Common Shares issuable upon the exercise of the Series A and Series B Warrants may also result in additional dilution in the per share net tangible book value of our Common Shares, including any Common Shares you purchase in this offering of Units.

If our Common Shares are not listed on a U.S. national securities exchange, U.S. holders of Warrants may not be able to exercise their Warrants without compliance with applicable state securities laws and compliance with applicable state securities laws may be required for subsequent offers, transfers and sales of the Common Shares and Warrants offered hereby as a result of which their value may be significantly reduced.

If our Common Shares are delisted from NASDAQ and are not eligible to be listed on another national securities exchange, the exercise of the Warrants by U.S. holders may not be exempt from state securities laws. As a result, depending on the state of residence of a holder of the Warrants, a U.S. holder may not be able to exercise its Warrants unless we comply with any state securities law requirements necessary to permit such exercise or an exemption applies. Although we plan to use our reasonable efforts to assure that U.S. holders will be able to exercise their Warrants under applicable state securities laws if no exemption exists, there is no assurance that we will be able to do so. As a result, in the event that our Common Shares are delisted from NASDAQ and are not eligible to be listed on another securities exchange, your ability to exercise your Warrants may be limited. The value of the Warrants may be significantly reduced if U.S. holders are not able to exercise their Warrants under applicable state securities laws.

In addition, our Common Shares and the Warrants are being offered pursuant to one or more exemptions from registration and qualification under applicable state securities laws. Because our Common Shares are listed on NASDAQ, we are not required to register or qualify in any state the subsequent offer, transfer or sale of the Common Shares or Warrants. If our Common Shares were to be delisted from NASDAQ and were not eligible to be listed on another national securities exchange, subsequent transfers of our Common Shares and Warrants offered hereby by U.S. holders may not be exempt from state securities laws. In such event, it will be the responsibility of the holder of Common Shares or Warrants to register or qualify the Common Shares or the Warrants for any subsequent offer, transfer or sale in the U.S. or to determine that any such offer, transfer or sale is exempt under applicable state securities laws.

Our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company.

Our articles of incorporation, as amended, authorize the issuance of an unlimited number of “blank check” preferred shares, which could be issued by our board of directors without shareholder approval and may contain liquidation, dividend and other rights equivalent or superior to our Common Shares. In addition, we have implemented in our constating documents an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. These provisions, among others, whether alone or together, could delay or impede hostile takeovers and changes in control or changes in our management. Any provision of our constating documents that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their Common Shares and could also affect the price that some investors are willing to pay for our Common Shares.

Our business could be negatively affected as a result of the actions of activist shareholders.

Proxy contests have been waged against many companies in the biopharmaceutical industry over the last few years. If faced with a proxy contest, we may not be able to successfully respond to the contest, which would be disruptive to our business. Even if we are successful, our business could be adversely affected by a proxy contest because:

•	responding to proxy contests and other actions by activist shareholders may be costly and time-consuming, and may disrupt our operations and divert the attention of management and our employees;

•

perceived uncertainties as to the potential outcome of any proxy contest may result in our inability to consummate potential acquisitions, collaborations or in-licensing opportunities and may make it more difficult to attract and retain qualified personnel and business partners; and

•

if individuals that have a specific agenda different from that of our management or other members of our board of directors are elected to our board as a result of any proxy contest, such an election may adversely affect our ability to effectively and timely implement our strategic plan and to create value for our shareholders.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, after deducting underwriting discounts and commissions and our offering expenses, which are estimated to be approximately $         million, excluding the proceeds, if any, from the exercise of the Series A and Series B Warrants issued pursuant to this offering but including amounts pre-paid for the exercise price of the Series C Warrants by purchasers of Series C Warrants in lieu of Common Shares.

Except as otherwise provided in any free writing prospectus that we may authorize to be provided to you, we intend to use the net proceeds from the sale of the securities under this prospectus supplement to make a $6 million payment to the holders of certain warrants in connection with the transaction described under “Prospectus Supplement Summary – Recent Developments”, to continue to fund our ongoing drug development activities (including the ZoptEC Phase 3 clinical trial and a confirmatory clinical trial for Macrilen™, if we are able to reach agreement with the FDA regarding the design of the clinical trial), for the potential addition of commercialized products to our pipeline, and for general corporate purposes, for working capital and to fund our negative cash flow.

As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, our management will have broad discretion in the application of net proceeds.

PRICE RANGE AND TRADING VOLUME

Our Common Shares are listed on NASDAQ under the symbol “AEZS” and on TSX under the symbol “AEZ”. The following table indicates the monthly range of high and low closing prices of a Common Share and the average daily volumes traded on NASDAQ and on TSX during the period beginning on March 1, 2014 and ending on March 4, 2015:

	NASDAQ (US$)			TSX (C$)
	High	Low	Volume	High	Low	Volume
2014
March	1.49	1.17	1,348,731	1.66	1.29	32,019
April	1.23	1.07	448,699	1.35	1.17	12,890
May	1.14	1.05	408,898	1.26	1.14	16,076
June	1.16	1.06	400,424	1.25	1.15	8,462
July	1.31	1.16	1,078,403	1.40	1.25	52,436
August	1.50	1.14	1,050,580	1.61	1.27	13,955
September	1.45	1.32	1,120,974	1.58	1.47	24,352
October	1.34	0.97	1,593,087	1.51	1.11	27,500
November	1.29	0.52	3,342,248	1.46	0.57	152,005
December	0.78	0.57	1,147,460	0.88	0.66	66,422

2015
January	0.61	0.52	382,971	0.72	0.65	28,238
February	0.67	0.51	583,646	0.83	0.64	28,895
March(1)	0.84	0.64	4,129,392	1.04	0.81	140,640

(1)	Up to and including March 4, 2015.

PRIOR SALES

During the twelve-month period preceding the date of this prospectus supplement, we issued or granted, as applicable:

•

an aggregate of 9.0 million Common Shares issued under our “at-the-market” issuance programs at an average issuance price of $1.36 per share, for aggregate gross proceeds of approximately $12.2 million, less cash and previously deferred transaction costs totaling approximately $0.4 million; and

•	1,801,500 stock options exercisable at a weighted average price of $0.90 per share.

CONSOLIDATED CAPITALIZATION

The following table presents the number of our issued and outstanding Common Shares and our consolidated cash and cash equivalents and capitalization as at September 30, 2014 on an actual basis and as adjusted to give effect to (i) the issuance and sale of both the              Common Shares comprising a part of the Units offered under this prospectus supplement as well as the issuance of Common Shares issuable upon exercise of the Series C Warrants, at a public offering price of $         per Unit (with the entire exercise price of the Series C Warrants deemed to have been pre-paid), in each case attributing no value to the Series A and Series B Warrants, and (ii) the issuance and sale of the aggregate              Common Shares referred to in clause (i) above (including such Common Shares issuable upon exercise of the Series C Warrants) resulting in net proceeds in the aggregate amount of approximately $             million at a public offering price of $         per Unit, the issuance and sale of all              Common Shares issuable upon exercise of the Series A Warrants offered under this prospectus supplement resulting in net proceeds in the aggregate amount of approximately $             million at a price per Common Share of $             as well as the issuance and sale of all              Common Shares issuable upon exercise of the Series B Warrants offered under this prospectus supplement resulting in net proceeds in the aggregate amount of approximately $             million at a price per Common Share of $            . The adjustments present the expected impact on the number of our issued and outstanding Common Shares, our consolidated cash and cash equivalents and our capitalization as at September 30, 2014 of the issuances described above and after the payment by us of underwriting commissions and discounts and expenses of the offering, which we estimate will be approximately $            . The “adjusted” and “as adjusted” columns in the following table also give effect to the termination of an aggregate of approximately 20.8 million Amended Warrants and the payment by the Company to the holders thereof of an aggregate cash consideration of $6 million as described under “Prospectus Supplement Summary — Recent Developments.”

There has been no material change to our share and loan capital since September 30, 2014, except for the issuance of approximately 1.6 million Common Shares under our “at-the-market” offering implemented in May 2014, for aggregate gross proceeds of approximately $2.1 million, less cash and previously deferred transaction costs of approximately $0.1 million. In addition, as at September 30, 2014, we had no outstanding long-term debt.

The information below has been derived from and should be read in conjunction with, and is qualified in its entirety by, our unaudited condensed interim consolidated financial statements as at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013 and Management’s Discussion and Analysis thereon, incorporated by reference into this prospectus supplement. Figures are in thousands of U.S. dollars except share data.

	As at September 30, 2014
	Actual		As Adjusted(1)			As Further Adjusted(2)
Number of Common Shares issued and outstanding	63,909,994	(3)(4)			(3)(4)			(3)(4)

Cash and cash equivalents	$41,952		$			$

Warrant liability	$22,304		$			$

Shareholders’ equity:
Share capital	$148,502		$			$
Other capital	$86,413			$86,413			$86,413
Deficit	$(227,811)		$			$
Accumulated other comprehensive income	$300			$300			$300

Total shareholders’ equity and total capitalization	$7,404		$			$

(1)	As adjusted assumes and gives effect to the issuance and sale of Common Shares offered under this prospectus supplement and the issuance of Common Shares upon exercise of the Series C Warrants at a price of $ per Unit and the payment by us of underwriting commissions and discounts and the expenses of the offering as well as to the termination of an aggregate of approximately 20.8 million Amended Warrants and the payment by the Company to the holders thereof of an aggregate cash consideration of $6 million as described under “Prospectus Supplement Summary—Recent Developments.”

(2)	As further adjusted assumes and gives effect to the issuance and sale of Common Shares offered under this prospectus supplement and the issuance of Common Shares upon exercise of the Series C Warrants at a price of $ per share, the issuance of Common Shares issuable upon exercise of the Series A Warrants offered under this prospectus supplement at a price of $ per share, the issuance of Common Shares issuable upon exercise of the Series B Warrants offered under this prospectus supplement at a price of $ per share, and the payment by us of underwriting commissions and discounts and the expenses of the offering as well as to the termination of an aggregate of approximately 20.8 million Amended Warrants and the payment by the Company to the holders thereof of an aggregate cash consideration of $6 million as described under “Prospectus Supplement Summary—Recent Developments.”

(3)	Each of the above “Actual”, “As Adjusted” and “As Further Adjusted” columns does not take into account the issuance by us, since September 30, 2014, of (i) approximately 1.6 million Common Shares issued under our “at-the-market” offering program implemented in May 2014, for aggregate gross proceeds of approximately $2.1 million, less cash and previously deferred transaction costs of approximately $0.1 million and (ii) an aggregate of 1,192,902 Common Shares issuable upon exercise of stock options granted (net of stock options that expired or were forfeited) under our stock option plan after September 30, 2014.

(4)	The number of our Common Shares that will be outstanding both before and immediately after this offering is based on shares outstanding as of September 30, 2014 and excludes as of such date:

•

7,007,410 Common Shares issuable upon exercise of warrants that we previously issued in various registered direct offerings in October 2009, April 2010, June 2010 and July 2013 and in an underwritten public offering in October 2012, having a weighted average exercise price of $3.92 per Common Share;

•

approximately 20.8 million Common Shares issuable upon exercise of warrants that we previously issued in underwritten public offerings in November 2013 and January 2014, which would be amended upon closing of this offering as described under “Prospectus Supplement Summary – Recent Developments” and that will terminate upon closing of this offering;

•

approximately 1.1 million Common Shares issuable upon exercise of warrants that we previously issued in underwritten public offerings in November 2013 and January 2014, which will remain outstanding after closing of this offering having a weighted average exercise price of $         per Common Share;

•

2,127,031 Common Shares that underlie outstanding stock options granted under our stock option plan as at September 30, 2014, having a weighted average exercise price of $2.52 per Common Share, and an additional 565,267 Common Shares that underlie outstanding stock options granted under our stock option plan as at September 30, 2014, having a weighted average exercise price of C$13.11 per Common Share; and

•

an aggregate of 4,593,441 additional Common Shares available for future grants under our stock option plan, which provides that the maximum number of Common Shares issuable under the plan may equal 11.4% of the issued and outstanding Common Shares at any given time.

DETAILS OF THE OFFERING

The offering consists of                 Units at a price of $         per Unit, with each Unit being comprised of either one Common Share or one Series C Warrant to purchase one Common Share,                 of a Series A Warrant to purchase one Common Share and                 of a Series B Warrant to purchase one Common Share.

Share Capital

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”), both issuable in series. As at September 30, 2014, there were 63,909,994 Common Shares issued and outstanding. No Preferred Shares of the Company have been issued to date.

The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by the Company’s Board of Directors on the Common Shares. Finally, the holders of the Common Shares are entitled to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all issued and outstanding shares are fully paid and non-assessable.

Additional information on our share capital is provided in “Item 10. — Additional Information” in our Annual Report on Form 20-F for the financial year ended December 31, 2013, incorporated by reference into this prospectus supplement.

Warrants

The material terms and provisions of the pre-funded Series C Warrants and the Series A and Series B Warrants being offered under this prospectus supplement and the accompanying prospectus are summarized below. Certain capitalized terms used in this section titled “Details of the Offering — Warrants” are defined in the form of Series A Warrant, the form of Series B Warrant and the form of Series C Warrant. The following summary is subject to, and is qualified in its entirety by reference to, the form of Series A Warrant, the form of Series B Warrant and the form of Series C Warrant, each of which will be issued under this offering and will be filed with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and furnished to the SEC as an exhibit to a report on Form 6-K.

Series A Warrants

The Series A Warrants will have an exercise price of $         per share, subject to adjustment. They will be exercisable immediately and will expire five years after their date of issuance. The holder will not have the right to exercise any portion of the Series A Warrant if the holder, together with its affiliates, would, subject to limited exceptions, beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after the exercise (or 4.99% as may be elected by one or more purchasers of the Units). The holder may increase or decrease this beneficial ownership limitation to any other percentage of the number of our Common Shares outstanding immediately after the exercise not in excess of 9.99%, upon, in the case of an increase, not less than 61 days’ prior written notice to us.

The holders of Series A Warrants must either make payment in cash of the exercise price of the shares being acquired upon exercise of the Series A Warrants, or the Series A Warrants may at any time be exercised on a “net” or “cashless” basis. No fractional Common Shares will be issued upon the exercise of the Series A Warrants.

If, at any time while the Series A Warrants are outstanding, (i) the Company or any of its subsidiaries, directly or indirectly, in one or more related transactions, (1) consolidates or merges with or into (whether or not the Company or any of its subsidiaries is the surviving corporation) any other person, or (2) sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of the Company’s properties or assets to any other person, or

(3) allows any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding Common Shares (not including any Common Shares held by the person(s) making or party to, or associated or affiliated with the persons making or party to, such purchase, tender or exchange offer), or (4) consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other person whereby such other person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other person(s) making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination), or (5) the Company or any of its subsidiaries, directly or indirectly, in one or more related transactions, reorganizes, recapitalizes or reclassifies the Common Shares, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the aggregate ordinary voting power represented by issued and outstanding Common Shares (each, a “Fundamental Transaction”), then each holder shall have the right thereafter to receive, upon exercise of the Series A Warrant, the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Common Shares then issuable upon exercise of the Series A Warrant. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such alternate consideration as the holder may be entitled to purchase, and the other obligations, under the Series A Warrant. Notwithstanding the foregoing, in the event of any type of Fundamental Transaction and irrespective of the form of consideration payable thereunder, the holders of the Series A Warrants will be entitled to receive, in lieu of our Common Shares and at the holders’ option, cash in an amount equal to the value of the remaining unexercised portion of the Series A Warrant on the date of the transaction determined using a Black-Scholes option pricing model with an expected volatility equal to the greater of 100% and the 100-day historical price volatility obtained from Bloomberg L.P. as of the trading day immediately prior to the public announcement of the transaction.

In addition to customary adjustment provisions that apply in the event of certain corporate events or transactions, including, without limitation, share splits, stock dividends and distributions, share recapitalizations, pro rata distributions of securities and purchase rights and other similar events, the Series A Warrant provides that, other than the issuance of certain “Excluded Securities”, in the event the Company issues or sells any Common Shares for a consideration per share (the “New Issuance Price”) less than the exercise price of the Series A Warrants in effect immediately prior to such issuance or sale (each, a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the exercise price then in effect shall be reduced to an amount equal to the New Issuance Price.

For the purposes of the preceding paragraph, the term “Excluded Securities” means any of the following: (i) Common Shares or standard options to purchase Common Shares issued to directors, officers, employees or consultants of or service providers to the Company in their capacity as such pursuant to an “Approved Share Plan” (which includes the Company’s Stock Option Plan), provided that (A) all such issuances (taking into account the Common Shares issuable upon exercise of such options) do not, in the aggregate, exceed more than 11.4% of the issued and outstanding Common Shares, and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder, the expiration date of any such options is not extended (except for (i) extensions of expiry dates falling within a Company blackout period and (ii) decisions by the Company’s board of directors that permit participants in an Approved Share Plan to maintain their stock options until their original expiry dates notwithstanding the departure of any such participants from the Company or its subsidiaries that would otherwise cause an acceleration of such expiry date(s), in each case in accordance with the terms of the Approved Share Plan in question) and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the holders of the Series A Warrants; (ii) Common Shares issued upon the conversion, exchange or exercise of securities that are convertible, exchangeable or exercisable to acquire Common Shares (collectively, “Convertible Securities”) and that were issued prior to the initial issuance date of the Series A Warrants; (iii) the Common Shares issuable upon exercise of the Series A Warrants and the Series B Warrants provided that (except for such adjustments in accordance with the terms of such Warrants in effect as of the original Subscription Date) the exercise price of any such Warrants is not lowered, the term of any such Warrants is not extended and none of such Warrants are amended or waived (whether by the Company or the holder thereof) to increase the number of shares issuable thereunder and none of the terms or conditions of any such Warrants are otherwise materially changed in any manner that adversely affects any of the Holders; and (iv) any Common Shares and/or Convertible Securities issued or issuable by the Company in connection with or as consideration for an acquisition by the Company (or by any of its subsidiaries) of any corporation, business, asset, product or right(s) (including by way of in-licensing) or otherwise in connection with any material transaction determined by the Company, in its sole discretion, acting reasonably, to be of strategic importance to the Company and/or its subsidiaries, including, without limitation, any merger, amalgamation, arrangement, business combination, joint venture transaction or strategic collaboration or partnership agreement; provided, however, that (1) the primary purpose of such issuance is not to raise capital, (2) the purchasers or acquirers of the securities in such issuance do not include any affiliate of the Company or any of its subsidiaries and solely consists of either (x) the actual participants in such strategic alliance or strategic partnership, (y) the actual owners of such assets or securities acquired in such acquisition or merger or (z) the stockholders, partners or members of the foregoing persons, (3) the number or amount of securities issued to such person(s) by the Company shall not be disproportionate to such person(s)’ actual participation in such strategic alliance or strategic partnership or ownership of such assets or securities to be acquired by the Company, as applicable, (4) none of such persons are an entity whose primary business is investing in securities and (5) such acquisition or other material transaction has been approved by a majority of the disinterested directors of the Company.

The Company may also at any time during the term of the Series A Warrant, with the prior written consent of the holder and subject to the approval of the TSX, reduce the current exercise price of the Series A Warrant to any amount and for any period of time deemed appropriate by its board of directors.

Series B Warrants

The Series B Warrants will have an exercise price of $         per share, subject to adjustment. They will be exercisable immediately and will expire eighteen months after their date of issuance. The holder will not have the right to exercise any portion of the Series B Warrant if the holder, together with its affiliates, would, subject to limited exceptions, beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after the exercise (or 4.99% as may be elected by one or more purchasers of the Units). The holder may increase or decrease this beneficial ownership limitation to any other percentage of the number of our Common Shares outstanding immediately after the exercise not in excess of 9.99% upon, in the case of an increase, not less than 61 days’ prior written notice to us.

No fractional Common Shares will be issued upon the exercise of the Series B Warrants. The holders of Series B Warrants must either make payment in cash of the exercise price of the shares being acquired upon exercise of the Series B Warrants, or the Series B Warrants may at any time be exercised on a “net” or “cashless” basis. Series B Warrants can not only be exercised by means of a standard Cashless Exercise but also by means of an “Alternate Cashless Exercise”, as further described below.

If, on any calendar day occurring on or after                 , 2015 (or such earlier date that the Company or any of its subsidiaries, on a consolidated basis, have spent an aggregate of $4 million, in cash or cash equivalents outside of the ordinary course of business after the original Subscription Date, including, without limitation, payments in connection with acquisitions, strategic partnerships, acquisitions of new lines of business and similar transactions but excluding, on a dollar-for-dollar basis, any expenditures made by the Company or any of its subsidiaries, where the source of funds for such expenditure is money raised after the original Subscription Date, directly or indirectly, by the Company or any of its subsidiaries, whether pursuant to the issuance of indebtedness, equity or otherwise by the Company or any of its subsidiaries), the VWAP of a Common Share fails to be greater than $         (as adjusted for share splits, share distributions, recapitalizations or similar events) for the ten consecutive trading day period ended on the trading day immediately preceding such calendar day, then the holders of the Series B Warrants may exercise the Series B Warrants in an Alternative Cashless Exercise. This Alternative Cashless Exercise would permit such Series B Warrant holder to obtain a number of Common Shares equal to         of (i) the total number of Common Shares with respect to which the Series B Warrant is then being exercised multiplied by (ii)         , being the initial exercise price of the Series B Warrant (as adjusted for share splits, share distributions, recapitalizations or similar events) divided by (iii) 85% of the quotient of (A) the sum of the VWAP of the Common Share for each of the five lowest trading days during the fifteen trading day period ending on and including the trading day immediately prior to the applicable Exercise Date, divided by (B) five, less (iv) the total number of Common Shares with respect to which the Series B Warrant is then being exercised.

If, at any time while the Series B Warrants are outstanding there shall occur a Fundamental Transaction, then each holder shall have the right thereafter to receive, upon exercise of the Series B Warrant, the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Common Shares then issuable upon exercise of the Series B Warrant. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such alternate consideration as the holder may be entitled to purchase, and the other obligations, under the Series B Warrant. Notwithstanding the above, in the event of any type of Fundamental Transaction and irrespective of the form of consideration payable thereunder, the holders of the Series B Warrants will be entitled to receive, in lieu of our Common Shares and at the holders’ option, cash in an amount equal to the value of the remaining unexercised portion of the Series B Warrant on the date of the transaction determined using a Black-Scholes option pricing model with an expected volatility equal to the greater of 100% and the 100-day historical price volatility obtained from Bloomberg L.P. as of the trading day immediately prior to the public announcement of the transaction.

In addition to customary adjustment provisions that apply in the event of certain corporate events or transactions, including, without limitation, share splits, stock dividends and distributions, share recapitalizations, pro rata distributions of securities and purchase rights and other similar events, the Series B Warrant provides that, other than the issuance of certain “Excluded Securities”, in the event of a Dilutive Issuance, then immediately after such Dilutive Issuance, the exercise price then in effect shall be reduced to an amount equal to the New Issuance Price. The term “Excluded Securities” in the Series B Warrant has the same meaning as that in the Series A Warrant described above under “— Series A Warrants.”

The Company may also at any time during the term of the Series B Warrant, with the prior written consent of the holder and subject to the approval of the TSX, reduce the current exercise price of the Series B Warrant to any amount and for any period of time deemed appropriate by the board of directors.

Series C Warrants

The pre-funded Series C Warrants will have an exercise price of $         per share, which is the same price at which the Units are being offered and sold. They will be exercisable immediately and will expire five years after their date of issuance. The holder will not have the right to exercise any portion of the Series C Warrant if the holder, together with its affiliates, would, subject to limited exceptions, beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after the exercise (or 4.99% as may be elected by one or more purchasers of the Units). The holder may increase or decrease this beneficial ownership limitation to any other percentage of the number of our Common Shares outstanding immediately after the exercise not in excess of 9.99% upon, in the case of an increase, not less than 61 days’ prior written notice to us.

Despite having an exercise price of $         per share, the exercise price will be pre-paid in its entirety upon issuance of the Series C Warrants in lieu of Common Shares and, consequently, no additional consideration will be required to be paid and no additional payment will be required to be made to the Company by the holder upon exercise. The holder of a Series C Warrant shall not be entitled to any return or refund of all or any portion of its pre-paid exercise price under any circumstance or for any reason whatsoever, including in the event a Series C Warrant shall not have been exercised prior to its termination or expiry date. The Series C Warrants do not contain any cashless exercise feature.

If, at any time while the Series C Warrants are outstanding there shall occur a Fundamental Transaction, then each holder shall have the right thereafter to receive, upon exercise of the Series C Warrant, the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Common Shares then issuable upon exercise of the Series C Warrant. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such alternate consideration as the holder may be entitled to purchase, and the other obligations, under the Series C Warrant.

The Series C Warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions, including, without limitation, share splits, stock dividends and distributions, share recapitalizations, pro rata distributions of securities and purchase rights and other similar events.

The Warrants will not be listed on any national or foreign trading market.

UNDERWRITING

Under an underwriting agreement dated March         , 2015 between the Company, as issuer, and Canaccord Genuity Inc., as underwriter, the Company has agreed to sell and the underwriter has agreed to purchase, on or about March     , 2015, the Units at a price of $         per Unit, payable in cash to the Company against delivery. Purchasers of Series C Warrants in lieu of Common Shares shall be deemed to have pre-paid the entire exercise price of such Series C Warrants.

The obligations of the underwriter under the agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriter is, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the agreement. The underwriter, as principal, is conditionally offering the Units, subject to prior sale, when, as and if issued and accepted by it in accordance with the terms and conditions in the underwriting agreement and subject to the approval of legal matters by its counsel, including other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions.

The offering price of the Units for all investors will be payable in U.S. dollars. All of the proceeds of the offering will be paid to the Company by the underwriter in U.S. dollars.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, it is expected that the Company will arrange for an instant deposit of the Common Shares to or for the accounts of the underwriter with the Depository Trust Company on the closing date, and will issue certificates representing the Warrants, against payment of the aggregate purchase price for the Units. A purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased.

The Company expects that delivery of the Common Shares and Warrants will be made against payment therefor on the closing date, which will be the third business day (in the U.S.) following the date of pricing of the Units (such settlement cycle being referred to as “T+3”). Investors who wish to trade Common Shares and/or Warrants prior to the closing date should consult their advisors.

The offering price of the Units sold under the underwriting agreement and the exercise price for the Series A and Series B Warrants were determined by negotiation between us and the underwriter with reference to the prevailing market price of the Common Shares.

The Units offered hereby are not being offered for sale to the public in Canada under this prospectus supplement.

Underwriter’s Fees and Expenses

We have agreed to pay a cash commission to the underwriter in the amount equal to     % ($         per Unit sold) of the gross proceeds of the sale of the Units in consideration for services rendered. The aggregate commission payable to the underwriter upon closing of this offering will be approximately $            .

The underwriter proposes to offer the Units initially at the price specified on the cover of this prospectus supplement. After the underwriter has made a reasonable effort to sell all of the Units at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the underwriter will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds paid by the underwriter to the Company.

The following table shows the public offering price, underwriting discount and commissions and proceeds before expenses to us.

Public offering price: (1)	$
Underwriting discounts and commissions payable by us:	$
Proceeds, before expenses, to us:	$

(1)	The proceeds shown exclude proceeds that we may receive upon exercise of the Series A and Series B Warrants and include the pre-payment in full of the exercise price of the pre-funded Series C Warrants issued to purchasers who elect to receive Series C Warrants in lieu of Common Shares.

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We have agreed to reimburse the underwriter for certain out-of-pocket expenses including legal fees and disbursements not to exceed $            . In no event will the total compensation payable to the underwriter and any other member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or independent broker-dealer (including any financial advisor) in connection with the sale of the Units offered hereby exceed 8% of the gross proceeds of this offering.

Indemnification

We have agreed to indemnify the underwriter, and certain related parties, against certain liabilities, relating to, caused by, resulting from, arising out of or based upon, directly or indirectly, the underwriter’s activities in connection with the offering; provided however that we shall not be required to indemnify any such person to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, expenses, claims, damages or liabilities were caused by the fraud, gross negligence, willful misconduct or bad faith of such persons.

Lock-up Agreements

We have agreed, subject to limited exceptions, for a period of 45 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale or otherwise dispose of, directly or indirectly any Common Shares or any securities convertible into or exchangeable for our Common Shares without the prior written consent of the underwriter; provided, however, that we may issue or make sales of our Common Shares if upon the exercise of options or warrants currently outstanding, pursuant to our existing stock option plan, or at a price per Common Share not less than the offering price set forth in this prospectus supplement. Also, our executive officers and directors are subject to lock-up agreements that prohibit such persons from offering, selling, contracting to sell, pledging, granting any option to purchase, making any short sale or otherwise disposing of, directly or indirectly any Common Shares or any securities convertible into or exchangeable for our Common Shares or exercising any registration rights relating to the Common Shares for a period of 90 days after the date of the underwriting agreement. The lock-up agreements do not prohibit our directors and executive officers from transferring Common Shares for bona fide estate or tax planning purposes, subject to the transferee being subject to the same lock-up terms, pursuant to a bona fide third party take-over bid or similar acquisition transaction, subject to the transferee being subject to the same lock-up terms, or exercising of any stock options. The relevant lock-up period may be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the lock-up period, the lock-up period shall expire the later of the expiration of the lock-up period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The underwriter may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Passive Market Making

In connection with this offering, the underwriter and any selling group members may engage in passive market making transactions in the Common Shares on NASDAQ in accordance with Rule 103 of Regulation M under the

Exchange Act, as amended, during a period before the commencement of offers or sales of the units and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. If the underwriter creates a short position in the Common Shares in connection with the offering, the underwriter may reduce that short position by purchasing Common Shares in the open market. Purchases of Common Shares to stabilize the price may cause the price of the Common Shares to be higher than it might be in the absence of such purchases.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. There are no such relationships or transactions contemplated as of the date of this prospectus supplement.

In addition, in the ordinary course of their business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing and Transfer Agent

Our Common Shares are listed on NASDAQ under the symbol “AEZS” and on the TSX under the symbol “AEZ.” The transfer agent of our Common Shares in Canada is Computershare Trust Company of Canada. The co-transfer agent of our Common Shares in the U.S. is Computershare Trust Company, N.A. We do not plan on making an application to list the Warrants on either NASDAQ or TSX, any national securities exchange or other nationally recognized trading system. We will act as the registrar and transfer agent for the Warrants.

We have applied to list the Common Shares distributed under this prospectus supplement on each of TSX and NASDAQ. Listing will be subject to the Company fulfilling all the listing requirements of TSX and NASDAQ.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by an affiliate of the underwriter. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax consequences applicable to the purchase, ownership and disposition of Common Shares or Series A and Series B Warrants being offered by this prospectus supplement and the accompanying prospectus by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. The Series C Warrants are issued in the form of warrants, however, because of the pre-payment by any holder of the entire exercise price of the Series C Warrants, holders of the Series C Warrants should consult their own tax advisors regarding the appropriate classification of the Series C Warrants as either stock or warrants for U.S. federal income tax purposes and the tax consequences applicable to the purchase, ownership and disposition of the Series C Warrants.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, IRS rulings and judicial decisions in effect as of the date of this prospectus supplement. All of these are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax or the Medicare contribution tax on net investment income under the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:

•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	retirement plans, individual plans, individual retirement accounts and tax-deferred accounts;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and their partners or members;

•	persons holding Common Shares or Series A and Series B Warrants as part of a hedging or conversion transaction, straddle or other integrated or risk reduction transaction;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of the total combined voting power of all classes of our voting stock.

This summary also does not discuss any aspect of state, local or foreign law, or estate or gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders purchasing Common Shares and Series A and Series B Warrants pursuant to this prospectus supplement and that will hold such Common Shares and Series A and Series B Warrants as capital assets. For purposes of this summary, “U.S. Holder” means a beneficial holder of Common Shares or Series A and Series B Warrants who or that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (b) a valid election is in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Common Shares or Series A and Series B Warrants, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such partner. Such a partner should consult its own tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of Common Shares and Series A and Series B Warrants.

PROSPECTIVE U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Taxation of U.S. Holders of Common Shares

Dividends

Subject to the PFIC rules discussed below, any distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Canadian withholding tax paid with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as capital gain. Prospective purchasers should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

Dividends paid by the Company should be taxable to a non-corporate U.S. Holder at the special reduced rates normally applicable to long-term capital gains, provided that certain conditions are satisfied. A U.S. Holder will not be able to claim a reduced rate if the Company is treated as a PFIC for the taxable year in which the dividend is paid or the preceding year. See “Taxation of U.S. Holders of Common Shares — Passive Foreign Investment Company Considerations” below.

Under current law, payments of dividends by the Company to beneficial owners who are not resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) are generally subject to a 25% Canadian withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Canada-United States Tax Convention (the “Convention”) is reduced to a maximum of 15%. This reduced rate of withholding will not apply if the dividends received by a U.S. Holder are effectively connected with a permanent establishment of the U.S. Holder in Canada. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

Subject to certain limitations, a U.S. Holder will generally be entitled, at the election of the U.S. Holder, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Canadian income taxes withheld by the Company. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. For purposes of the foreign tax credit limitation, dividends paid by the Company generally will constitute foreign source income in the “passive category income” basket. The foreign tax credit rules are complex and prospective purchasers should consult their tax advisors concerning the availability of the foreign tax credit in their particular circumstances.

Dividends paid in Canadian dollars will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder (actually or constructively) receives the dividend, regardless of whether such Canadian dollars are actually converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Gain or loss, if any, realized on a sale or other disposition of the Canadian dollars will generally be U.S. source ordinary income or loss to a U.S. Holder.

The Company generally does not pay any dividends and does not anticipate paying any dividends in the foreseeable future.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares.

This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares exceeds one year. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S. source for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

A foreign corporation will be classified as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

The Company believes it was not a PFIC for the 2014 taxable year. However, the fair market value of the Company’s assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate, and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction. Thus, no assurance can be provided that the Company will not be classified as a PFIC for the 2015 taxable year or for any future taxable year. Prospective purchasers should consult their tax advisors regarding the Company’s PFIC status.

If the Company is classified as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), will generally be subject to adverse rules (regardless of whether the Company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Common Shares) and (ii) any gain realized on the sale or other disposition of the Common Shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which the Company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year. A U.S. Holder that is not a corporation will be required to treat any such interest paid as “personal interest”, which is not deductible.

U.S. Holders can avoid the adverse rules described above in part by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. For this purpose, Common Shares generally will be considered to be regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Common Shares are currently listed on NASDAQ, which constitutes a qualified exchange; however, there can be no assurance that the Common Shares will be treated as regularly traded for purposes of the mark-to-market election on a qualified exchange. If the Common Shares were not regularly traded on NASDAQ or were delisted from NASDAQ and were not traded on another qualified exchange for the requisite time period described above, the mark-to-market election would not be available.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Common Shares will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

If the Company is classified as a PFIC for any taxable year in which a U.S. Holder owns Common Shares but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the IRS unless the Common Shares cease to be marketable, in which case the election is automatically terminated.

If the Company is classified as a PFIC, a U.S. Holder of Common Shares will generally be treated as owning stock owned by the Company in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to distributions to the Company by, and dispositions by the Company of, the stock of such subsidiaries. A mark-to-market election is not permitted for the shares of any subsidiary of the Company that is also classified as a PFIC. Prospective purchasers should consult their tax advisors regarding the availability of, and procedure for making, a mark-to-market election.

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. The Company does not, however, expect to provide the information regarding its income that would be necessary in order for a U.S. Holder to make a QEF election with respect to Common Shares if the Company is classified as a PFIC.

A U.S. Holder that makes a timely and effective QEF election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the adverse PFIC consequences described above with respect to its Common Shares. Rather, a U.S. Holder that makes a timely and effective QEF election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder, in each case regardless of which such amounts are actually distributed to the U.S. Holder by the Company. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.

A U.S. Holder that makes a timely and effective QEF election with respect to the Company generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, a U.S. Holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The QEF election is made on a shareholder-by-shareholder basis. Once made, a QEF election will apply to the tax year for which the QEF election is made and to all subsequent tax years, unless the QEF election is invalidated or terminated or the IRS consents to revocation of the QEF election. In addition, if a U.S. Holder makes a QEF election, the QEF election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.

If the Company is classified as a PFIC and then ceases to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s Common Shares on the last day of the taxable year of the Company during which it was a PFIC. A U.S. Holder that made a deemed sale election would then cease to be treated as owning stock in a PFIC by reason of ownership of Common Shares in the Company. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

If the Company is a PFIC in any year with respect to a U.S. Holder, the U.S. Holder will be required to file an annual information return on IRS Form 8621 regarding distributions received on Common Shares and any gain realized on the disposition of Common Shares.

In addition, if the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares and, potentially, Series A and Series B Warrants. This new filing requirement is in addition to the preexisting reporting requirements described above that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

Taxation of U.S. Holders of Series A and Series B Warrants

Receipt of Series A and Series B Warrants

A U.S. Holder is not required to include any amount in income for U.S. federal income tax purposes as a result of the receipt of the Series A and Series B Warrants. The basis in the U.S. Holder’s Common Shares with respect to which Series A and Series B Warrants were received generally must be allocated between the Common Shares and Series A and Series B Warrants received in proportion to their fair market values determined on the date of receipt.

Sale, Exchange or Other Taxable Disposition of Series A and Series B Warrants

Upon a sale, exchange or other taxable disposition of Series A and Series B Warrants, a U.S. Holder will generally recognise capital gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realised (as determined on the date of the sale, exchange or other taxable disposition) and the U.S. Holder’s adjusted tax basis in the Series A and Series B Warrants. Any gain or loss will generally be U.S. source, and will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the Series A and Series B Warrants exceeds one year. Under current law, preferential tax rates apply to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of U.S. Holders that are individuals, estates or trusts, and, for taxable years beginning after January 1, 2013, the highest marginal federal income tax rate applicable to long-term capital gains recognized by such taxpayers is 20%. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). The deductibility of capital losses is subject to limitations under the Code.

Exercise and Expiration of Series A and Series B Warrants

A U.S. Holder generally should not recognize any income, gain or loss on the exercise of a Series A and Series B Warrant, except with respect to any cash received in lieu of a fractional Common Share. When a Series A and Series B Warrant is exercised, the U.S. Holder’s cost of the Common Share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Series A and Series B Warrant plus the exercise price paid for the Common Share, less the portion of such basis allocable to the fractional Common Share (if any). In the event a Series A and Series B Warrant is cash-settled upon exercise, a U.S. Holder generally will recognize gain or loss equal to the difference between the cash received upon exercise and the U.S. Holder’s adjusted tax basis in the Series A and Series B Warrant. This capital gain or loss will be long-term or short-term capital gain or loss depending upon the length of time the U.S. Holder held the Series A and Series B Warrant. The expiration of an unexercised Series A and Series B Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Series A and Series B Warrant. The holding period of the Common Share acquired through the exercise of a Series A and Series B Warrant would begin on the date of exercise of the Series A and Series B Warrant.

As described above in “Details of the Offering — Warrants,” a Series A and Series B Warrant may be exercised on a “net” or “cashless” basis in limited circumstances. The tax consequences of such an exercise are not clear under current tax law. A cashless exercise may be tax-free or could be treated as a taxable exchange in which gain or loss would be recognized. Prospective purchasers should consult their tax advisors regarding the tax consequences of a cashless exercise, including the determination of tax basis, holding period, and gain or loss. If the terms of a Series A and Series B Warrant provide for any adjustment to the number of Common Shares for which the Series A and Series B Warrant may be exercised or to the exercise price of the Series A and Series B Warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the holder of the Series A and Series B Warrants. Prospective purchasers should consult their own tax advisors with respect to the tax consequences of any exercise adjustment.

Passive Foreign Investment Company Considerations

If the Company is classified as a PFIC for any taxable year during which a U.S. Holder owns Series A and Series B Warrants, the U.S. Holder will generally be treated as owning stock in the Company and will be subject to adverse rules (regardless of whether the Company continues to be classified as a PFIC) with respect to any gain realized on the sale or other disposition of the Series A and Series B Warrants. For a description of these adverse rules, including loss of favorable capital gains rates and the imposition of an interest charge, see “Taxation of U.S. Holders of Common Shares — Passive Foreign Investment Company Considerations” above. In addition, if the Company is classified as a PFIC, the holding period of a Common Share acquired through the exercise of the Series A and Series B Warrant would include the period during which the Series A and Series B Warrant was held, which could exacerbate the effect of the adverse rules described above. The mark-to-market election and the QEF election under the PFIC rules may not be made with respect to the Series A and Series B Warrants.

The application of the PFIC rules to Series A and Series B Warrants, including the application of the recently enacted reporting requirement described above in “Taxation of U.S. Holders of Common Shares — Passive Foreign Investment Company Considerations,” is subject to significant uncertainties. Accordingly, prospective purchasers should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

Information Reporting and Backup Withholding

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from sales or other dispositions of Common Shares or Series A and Series B Warrants generally will be reported to the IRS and to the U.S. Holder as required under applicable regulations. Backup withholding tax may apply to these payments if the U.S. Holder fails to timely provide in the appropriate manner an accurate taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Certain U.S. Holders are not subject to the information reporting or backup withholding tax requirements described herein. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for establishing an exemption.

Backup withholding tax is not an additional tax. U.S. Holders generally will be allowed a refund or credit against their U.S. federal income tax liability for amounts withheld, provided the required information is timely furnished to the IRS.

Subject to certain exceptions and future guidance, U.S. tax legislation generally requires a U.S. Holder that is a specified individual or, to the extent provided in future guidance, a domestic entity, to report annually to the IRS on IRS Form 8938 such U.S. Holder’s interests in stock or securities issued by a non-U.S. person (such as the Company). Pursuant to IRS Notice 2013-10, reporting under this legislation will not be required by domestic entities any earlier than taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of Common Shares or Series A and Series B Warrants.

Canadian Federal Income Tax Considerations for U.S. Shareholders

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Units acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Tax Act, (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with, and is not affiliated with, the Company, (iii) beneficially owns Units as capital property, (iv) does not use or hold the Units in the course of carrying on, or otherwise in connection with, a business or a part of a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” within the meaning of the Tax Act, and (b) for the purposes of the Convention, is a resident of the U.S., has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who is a qualifying person or otherwise qualifies for the full benefits of the Convention. Units will generally be considered to be capital property to a holder unless such Units are held in the course of carrying on a business of buying or selling securities, or an adventure or concern in the nature of trade. Our Units will generally not be capital property to holders that are “financial institutions” (as defined in subsection 142.2(1) of the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Shareholder” or “U.S. Shareholders”. This summary does not deal with special situations, such as the particular circumstances of traders or dealers, holders an interest in which is a “tax shelter investment” as defined in the Tax Act, tax exempt entities, insurers, financial institutions, holders who have made a “functional currency” reporting election under section 261 of the Tax Act or holders who have entered into a “derivative forward agreement” (as defined in the Tax Act) in respect of Common Shares. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and the Company’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. It also takes into account all proposed amendments to the Tax Act and the Regulations publicly released by the Minister of Finance (Canada) (“Tax Proposals”) prior to the date hereof, and assumes that all such Tax Proposals will be enacted as currently proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

For purposes of the Tax Act, all amounts, including dividends, adjusted cost base and proceeds of disposition, must generally be determined in Canadian dollars. Amounts denominated in U.S. dollars must be converted to Canadian currency using the Bank of Canada noon rate on the day on which the amount arose or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada). The amount of any capital gain or any capital loss to a U.S. Shareholder with respect to the Units may be affected by fluctuations in Canadian dollar exchange rates.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder and no representation with respect to the federal income tax consequences to any particular U.S. Shareholder or prospective U.S. Shareholder is made. The tax consequences to a U.S. Shareholder will depend on the holder’s particular circumstances. Accordingly, U.S. Shareholders should consult with their own tax advisors for advice with respect to their own particular circumstances.

In determining the cost basis to a U.S. Shareholder of our Common Shares and Warrants, such U.S. Shareholder will be required to allocate the price paid for our Units between the Common Shares and Warrants in accordance with the relative fair market value of the Common Shares and Warrants on the date of purchase. The Company is of the view that the fair market value of the Series A and Series B Warrants is minimal. However, the CRA is not bound by our determination on this matter. Because of the pre-payment by any holder of the entire exercise price of the Series C Warrants, holders of the Series C Warrants should consult their own tax advisors regarding the appropriate allocation of the price paid for our Units to the Series C Warrants for Canadian tax purposes. The cost for Canadian tax purposes to a U.S. Shareholder of a Common Share (or a Warrant) must be averaged at the time such Common Share (or Warrant) is acquired with the adjusted cost base of all other Common Shares (or Warrants) held by such U.S. Shareholder as capital property at that time for purposes of calculating the adjusted cost base of such Common Shares (or Warrants).

Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on our Common Shares to a U.S. Shareholder will be subject to Canadian withholding tax. Under the

Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Shareholder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of our Common Shares or Warrants, unless the Common Shares or Warrants, as the case may be, constitute “taxable Canadian property” to the U.S. Shareholder at the time of disposition and the U.S. Shareholder is not entitled to relief under the Convention. Generally, our Common Shares and Warrants (unless the U.S. Shareholder receives property other than our Common Shares on exercise of the Warrants) will not constitute taxable Canadian property to a U.S. Shareholder provided our Common Shares are listed on a designated stock exchange (which currently includes NASDAQ and TSX) at the time of the disposition, unless (1) at any time during the 60-month period immediately preceding the disposition, (a) one or any combination of (A) the U.S. Shareholder, (B) persons with whom the U.S. Shareholder did not deal at arm’s length, and (C) partnerships in which the U.S. Shareholder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any series or class of our capital stock and (b) more than 50% of the fair market value of our Common Shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in property described in (i) to (iii), whether or not the property exists, or (2) our Common Shares or Warrants are otherwise deemed to be taxable Canadian property to the U.S. Shareholder.

If our Common Shares constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our Common Shares do not derive their value principally from real property situated in Canada as defined in the Convention.

If our Warrants constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition should be exempt from Canadian tax under the Convention. The consequences under the Tax Act of a disposition of the Warrants may be materially different if the U.S. Shareholder is entitled to receive property other than our Common Shares on exercise of the Warrants and U.S. Shareholders should consult their own tax advisors in such circumstances.

As long as our Common Shares are listed at the time of their disposition on NASDAQ, TSX or another “recognized stock exchange” (as defined in the Tax Act), a U.S. Shareholder who disposes of our Common Shares or Warrants (unless the U.S. Shareholder is entitled to receive property other than our Common Shares on exercise of the Warrants) that are taxable Canadian property will not be required to apply for and obtain a certificate of compliance and will not be subject to withholding by a purchaser under Section 116 of the Tax Act. An exemption from such obligations may also be available in respect of such a disposition if they are “treaty-protected property” (as defined in the Tax Act) of the disposing U.S. Shareholder. The consequences under the Tax Act of a disposition of the Warrants may be materially different if the U.S. Shareholder is entitled to receive property other than our Common Shares on exercise of the Warrants and U.S. Shareholders should consult their own tax advisors in such circumstances.

Except in the event a Warrant is cash settled, in whole or in part, upon exercise, or is exercised after the occurrence of a “fundamental transaction” (as such term is defined in the Warrants) and the holder receives property other than our Common Shares, a U.S. Shareholder will not realize a gain or loss upon the exercise of a Warrant. A U.S. Shareholder’s cost of any Common Shares acquired in connection with the exercise of Warrants will be equal to the aggregate of such U.S. Shareholder’s adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. The adjusted cost base of the Common Shares so acquired will be determined by averaging the cost of such Common Shares with the adjusted cost base (determined immediately before the acquisition of such Common Shares) of all other of our Common Shares held by such U.S. Shareholder at the time of acquisition.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Norton Rose Fulbright Canada LLP with respect to matters of Canadian law, and certain legal matters relating to the offering will be passed upon for us by Ropes & Gray LLP with respect to matters of U.S. law. Certain legal matters relating to the offering will be passed upon for the underwriter by Choate, Hall & Stewart LLP with respect to certain matters of U.S. law.

The partners and associates of Norton Rose Fulbright Canada LLP as a group and the partners and associates of Ropes & Gray LLP as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class of securities issued by us.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus supplement by reference to our annual report on Form 20-F for the financial year ended December 31, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

EXEMPTIVE RELIEF GRANTED BY THE AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to a decision dated March 20, 2014 issued by the Québec Autorité des marchés financiers, the Company is exempt from: (i) the requirement to include in this prospectus supplement the form of certification of an underwriter for a base shelf prospectus prescribed by Regulation 44-101 respecting Short Form Prospectus Distributions (“Regulation 44-101”); and (ii) the requirement prescribed by the Securities Act (Québec) and by Regulation 44-101 to prepare a French version of this prospectus supplement, provided that all securities issued in connection therewith shall be issued solely in the U.S.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports on Form 20-F with the SEC, and we furnish other documents, such as quarterly and current reports, proxy statements and other information and documents that we file with the Canadian securities regulatory authorities, to the SEC, as required. You may read and copy any materials we file with or furnish to the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC. As we are a Canadian issuer, we also file continuous disclosure documents with the Canadian securities regulatory authorities, which documents are available on the SEDAR website maintained by the Canadian Securities administrators at www.sedar.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus supplement and the accompanying prospectus are part of a base shelf prospectus forming part of a registration statement on Form F-10 filed by us with the SEC. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed with or furnished to the SEC. For further information about us and the securities offered by this prospectus supplement, we refer you to the registration statement and its exhibits and schedules which may be obtained as described herein.

The SEC and the Canadian securities regulatory authorities allow us to “incorporate by reference” the information contained in documents that we file with or furnish to it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information in documents that we subsequently file with or furnish to the SEC and the Canadian securities regulatory authorities will automatically update and supersede information in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below into this prospectus supplement, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of all the securities by this prospectus supplement is completed, including all filings made after the date of this prospectus supplement. We hereby incorporate by reference the documents listed below:

•

our annual report on Form 20-F for the financial year ended December 31, 2013 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form) (the “2013 Form 20-F”), and which includes our consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and our consolidated statements of changes in shareholders’ equity (deficiency), comprehensive income (loss) and cash flows for the years ended December 31, 2013, 2012 and 2011 and management’s annual report on internal control over financial reporting set out on page 105 of our 2013 Form 20-F, together with the auditors’ report dated March 20, 2014 on our consolidated financial statements and effectiveness of internal control over financial reporting as at December 31, 2013; and our Management’s Discussion and Analysis included as “Item 5. — Operating and Financial Review and Prospects” in our 2013 Form 20-F;

•

our unaudited condensed interim consolidated financial statements as at September 30, 2014 and for the three-month and nine-month periods ended September 30, 2014 and 2013 and Management’s Discussion and Analysis thereon, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on November 4, 2014;

•

our management information circular dated March 20, 2014 in connection with our annual meeting of shareholders held on May 9, 2014, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on March 20, 2014;

•

our material change report dated January 14, 2014 in connection with a public offering of equity securities, included as Exhibit 99.2 to our Report on Form 6-K furnished to the SEC on January 14, 2014;

•

our material change report dated November 7, 2014 in connection with the receipt of the CRL from the FDA for the Company’s NDA for Macrilen™, included as Exhibit 99.2 to our Report on Form 6-K furnished to the SEC on November 7, 2014;

•

our material change report dated December 11, 2014 in connection with the entering into of a Master Collaboration Agreement with Sinopharm A-Think Pharmaceuticals Co., Ltd., included as Exhibit 99.2 to our Report on Form 6-K furnished to the SEC on December 11, 2014; and

•

to the extent permitted by applicable securities law, any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of all the securities by this prospectus supplement is completed, including all filings made after the date of this prospectus supplement.

We will provide each person to whom this prospectus supplement is delivered a copy of all of the information that has been incorporated by reference into this prospectus supplement or the accompanying prospectus but not delivered with this prospectus supplement and the accompanying prospectus. You may obtain copies of these filings, at no cost, by writing or telephoning us at:

Aeterna Zentaris Inc.

Attention: Investor Relations

1405 du Parc-Technologique Boulevard

Quebec City, Quebec

Canada, G1P 4P5

Tel. (418) 652-8525

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise. This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities and it is an offense to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the United States Securities and Exchange Commission and with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Aeterna Zentaris Inc. at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, tel. (418) 652-8525 and are also available electronically at www.sec.gov/edgar.shtml or www.sedar.com.

New Issue and Secondary Offering	March 13, 2014

SHORT FORM BASE SHELF PROSPECTUS

US$250,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

Aeterna Zentaris Inc. (“Aeterna Zentaris”, “we”, “us” or the “Company”) may from time to time during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid, offer, sell, and issue under this Prospectus up to US$250,000,000 aggregate initial offering price of: (i) common shares (the “Common Shares”); (ii) first preferred shares (the “First Preferred Shares”) and second preferred shares (the “Second Preferred Shares” and, together with the First Preferred Shares, the “Preferred Shares”); (iii) debentures, notes, bonds or other evidences of indebtedness of any kind, nature or description (the “Debt Securities”); (iv) subscription receipts (the “Subscription Receipts”); (v) warrants to purchase Common Shares (the “Warrants”); and/or (vi) units comprised of one or more securities described herein in any combination (the “Units” and, together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”).

Unless otherwise stated, currency amounts in this Prospectus are stated in United States dollars, or “$” or “US$”.

We may offer Securities from time to time in one or more transactions in such amounts and, if applicable, with such terms, as we may determine in light of prevailing market conditions at the time of sale. The specific variable terms of any offering of Securities will be set out in the applicable supplement to this Prospectus (each, a “Prospectus Supplement”), including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, the currency in which the Common Shares will be issued and any other specific terms applicable thereto; (ii) in the case of Preferred Shares, the designation of the particular series, aggregate principal amount, the number of Preferred Shares being offered, the issue price, any rights to receive dividends, the dividend rate, the dividend payment date, any terms of redemption at the option of Aeterna Zentaris or the holder, any exchange or conversion terms and any other specific terms applicable thereto; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency, the maturity date, the offering price (at par, at a discount or at a premium), whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, the interest payment date(s), any terms of redemption, any conversion or exchange rights and any other specific terms applicable thereto; (iv) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures pursuant to which the holders thereof will become entitled to receive Securities and any other specific terms applicable thereto; (v) in the case of Warrants, the designation of the particular series offered, the number of Warrants offered, the offering price, the currency in which the Warrants will be issued, the number of Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms applicable thereto; and (vi) in the case of Units, the number of Units offered, the offering price, the Securities comprising the Units, and any other specific terms applicable thereto.

A Prospectus Supplement may include specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

We are a foreign private issuer under the securities laws of the United States (“U.S.”) and are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted in the U.S. and Canada, to prepare this Prospectus in accordance with Canadian regulatory disclosure requirements. Prospective investors should be aware that such requirements are different from those in the U.S. The financial statements included in or incorporated by reference into this Prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the U.S. Securities and Exchange Commission (“SEC”) independence standards, and thus may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in Canada and in the U.S. Such consequences for investors who are resident in, or citizens of, the U.S. or Canada may not be described fully herein. Prospective investors should read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

The enforcement of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that we are incorporated under the laws of Canada, many of our officers and directors and some of the experts named in this Prospectus are residents of Canada or elsewhere outside of the U.S., and a substantial portion of our assets and the assets of such persons are located outside of the U.S. See “Enforceability of Civil Liabilities”.

Certain of our directors, including our president and chief executive officer signing the certificate of the Company at the end of this Prospectus, reside outside of Canada. Such directors, namely, David A. Dodd, Juergen Ernst and Carolyn Egbert, have each appointed Norton Rose Fulbright Canada LLP, at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, H3B 1R1, as their agent for service of process in Canada.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this Prospectus or has performed any review of the contents of this Prospectus.

Investing in the Securities involves a high degree of risk. See “Risk Factors”.

Our Common Shares are listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “AEZS” and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZ”. On March 12, 2014, the last reported sales price of our Common Shares on NASDAQ was $1.38 per share and on TSX was C$1.54 per share.

There is no market through which the Preferred Shares, the Debt Securities, the Subscription Receipts, the Warrants and the Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See the “Risk Factors” section of this Prospectus and the applicable Prospectus Supplement.

We may sell Securities to or through underwriters or dealers or directly to investors or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. The Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our Securities.

Our registered address and head office is located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, and our telephone number is (418) 652-8525.

ABOUT THIS PROSPECTUS

This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with the additional information described under the heading “Where You Can Find More Information”.

The financial statements included in or incorporated by reference into this Prospectus have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Our consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

In this Prospectus and in any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Aeterna Zentaris” or the “Company” are to Aeterna Zentaris Inc., a Canadian corporation, and its consolidated subsidiaries, unless it is clear that such terms refer only to Aeterna Zentaris Inc. excluding its subsidiaries.

CURRENCY AND EXCHANGE RATES

The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, for the period indicated and the average of such exchange rates, as well as the exchange rate at the end of such period, in each case, based upon the noon rates as quoted by the Bank of Canada:

	January – March 2014(1)	Year ended December 31,
		2013	2012	2011
High	1.1171	1.0697	1.0418	1.0604
Low	1.0614	0.9839	0.9710	0.9449
Rate at end of period	1.1132	1.0636	0.9949	1.0170
Average rate per period	1.1008	1.0299	0.9996	0.9891

(1)	Up to and including March 12, 2014.

On March 12, 2014, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was C$1.1132.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain forward-looking statements concerning the business, operations, financial performance and condition of the Company. When used in this Prospectus and the documents incorporated herein by reference, words such as “may”, “will”, “should”, “could”, “expects”, “plans”, “seeks”, “anticipates”, “intends”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to:

•	investments in biopharmaceutical companies are generally considered to be speculative;

•	we may never achieve or maintain operating profitability;

•	our clinical trials may not yield results which will enable us to obtain regulatory approval for our products and we may suffer setbacks in any of our clinical trials;

•	we may not be able to successfully complete our clinical trial programs, or such clinical trials could take longer to complete than we project;

•

we may not be able to establish sales and marketing capabilities or enter into agreements with third parties to market our product candidates in order to commercialize MACRILEN™ or any other product candidate if and when they are approved;

•	we may not be able to successfully integrate acquired businesses or in-licensed products;

•	the impact of the stringent ongoing government regulation to which our product candidates are subject and future changes in such regulatory environment;

•	we may not be able to generate significant revenues if our products do not gain market acceptance;

•	we may require significant additional financing, and we may not have access to sufficient capital;

•	we may cease to continue operating as we do if we are unsuccessful in increasing our revenues and/or raising additional funding;

•	the failure to achieve our projected development goals in the time-frames we announce and expect;

•	the impact of any failure on our part to obtain acceptable prices or adequate reimbursement for our products on our ability to generate revenues;

•	competition in our targeted markets;

•	we may not obtain adequate protection for our products through our intellectual property;

•	we may infringe the intellectual property rights of others;

•	we may incur liabilities from our involvement in any patent litigation;

•	we may not obtain trademark registrations in connection with our product candidates;

•	we may enter into future collaborations for the research and development of our product candidates;

•	the failure to perform satisfactorily by third parties upon which we rely to conduct, supervise and monitor our clinical trials;

•	the failure to perform satisfactorily by third parties upon which we rely to manufacture and supply products;

•	our ability to retain or attract key personnel;

•	our strategic partners’ manufacturing capabilities may not be adequate to effectively commercialize our product candidates;

•	risks related to product liability and other claims;

•	risks relating to our holding company structure;

•	the impact of healthcare reform measures on the commercial success of our product candidates and on our business prospects or future financial condition;

•	fluctuations in currency exchange rates;

•	the impact of legislative actions, new accounting pronouncements and higher insurance costs on our future financial position or results of operations;

•	the impact of future claims and litigation on our business, financial condition or results of operations; and

•	stock market volatility and the possibility that our Common Shares may be delisted from the stock exchanges on which they currently trade.

More detailed information about these and other factors is included under “Risk Factors” in this Prospectus as well as in other documents incorporated herein by reference. Many of these factors are beyond our control. Future events may vary substantially from what we currently foresee. You should not place undue reliance, if any, on such forward-looking statements. The Company disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable securities legislation.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Many of our officers and directors, and some of the experts named in this Prospectus, are residents of Canada or elsewhere outside of the U.S., and a substantial portion of our assets and the assets of such persons are located outside the U.S. As a result, it may be difficult for investors in the U.S. to effect service of process within the U.S. upon such directors, officers and representatives of experts who are not residents of the U.S. or to enforce against them judgments of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities laws of any state within the U.S. We have been advised by our legal counsel, Norton Rose Fulbright Canada LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Norton Rose Fulbright Canada LLP, however, that there is substantial doubt as to whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

OUR BUSINESS

We are a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. Our pipeline encompasses compounds at various stages of development.

In oncology, we have an ongoing Phase 3 “ZoptEC” (Zoptarelin doxorubicin in Endometrial Cancer) trial in endometrial cancer under a Special Protocol Assessment (“SPA”) with the U.S. Food and Drug Administration (the “FDA”) with zoptarelin doxorubicin (previously referred to by us as AEZS-108), a doxorubicin luteinizing hormone releasing hormone-targeted conjugate compound for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are also advancing a Phase 2 investigator-driven trial with zoptarelin doxorubicin in castration- and taxane-resistant prostate cancer. Our oncology pipeline also encompasses earlier-stage programs, including AEZS-120, a targeted, live recombinant oral tumor vaccine candidate, and our Erk/PI3K inhibitors, such as AEZS-129 and AEZS-136. We are also investigating various additional compounds as potential treatments for a host of unmet medical needs.

In endocrinology, we filed a New Drug Application (“NDA”) in the U.S. for the registration of MACRILEN™ (previously referred to by us as macimorelin acetate and AEZS-130), for our orally available peptidomimetic ghrelin receptor agonist with growth hormone secretagogue activity in adult growth hormone deficiency (“AGHD”). On January 6, 2014, we announced that the FDA had accepted for substantive review our NDA for MACRILEN™ in AGHD. The acceptance for filing of the NDA indicates the FDA has determined that the application is sufficiently complete to permit a substantive review. The NDA, submitted on November 5, 2013, seeks approval for the commercialization of MACRILEN™, which, if approved, will be the first orally administered drug indicated for the diagnosis of AGHD by evaluating the pituitary gland secretion of growth hormone in response to an oral dose of the product. The application is subject to a standard review and will have a Prescription Drug User Fee Act (“PDUFA”) date of November 5, 2014. The PDUFA date is the goal date for the FDA to complete its review of the NDA.

Cetrotide® as a Discontinued Operation

On October 1, 2013, we announced the successful completion of our previously announced agreements with various partners and licensees with respect to the manufacturing rights and obligations for our Cetrotide® product. The principal outcome of such agreements is the transfer of all manufacturing rights and the grant of a manufacturing license to a subsidiary of Merck KGaA of Darmstadt, Germany, in all jurisdictions. Such transfer has not had a material impact on the business of the Company.

Corporate Information

Aeterna Zentaris Inc. was incorporated on September 12, 1990 under the laws of Canada. Our registered address and head office is located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aezsinc.com. None of the documents or information found on our website shall be deemed to be included in or incorporated into this Prospectus, unless such document is specifically incorporated herein by reference.

We currently have three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware based in Basking Ridge, New Jersey in the U.S.

Our Common Shares are currently listed for trading on NASDAQ under the trading symbol “AEZS” and on TSX under the trading symbol “AEZ”.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described in this Prospectus, together with all of the other information incorporated by reference into this Prospectus, including those described in our most recent Annual Report on Form 20-F and subsequent consolidated financial statements and corresponding management’s discussion and analysis filed with the Canadian securities regulatory authorities and our Reports on Form 6-K furnished to the SEC including our unaudited interim consolidated financial statements and corresponding management’s discussion and analysis. The risks mentioned below are presented as of the date of this Prospectus and we expect that these will be updated from time to time in our various continuous disclosure documents filed with the Canadian securities regulatory authorities and our periodic and current reports filed with or furnished to the SEC, as applicable, which will be incorporated herein by reference. Please refer to these subsequent reports for additional information relating to the risks associated with investing in our Securities.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The trading price of our Common Shares could decline due to any of these risks, and you may lose part or all of your investment. This Prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned below. Forward-looking statements included in this Prospectus are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of each such document. The Company disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable securities legislation.

Risks Relating to Us and Our Business

Investments in biopharmaceutical companies are generally considered to be speculative.

The prospects for companies operating in the biopharmaceutical industry may generally be considered to be uncertain, given the very nature of the industry and, accordingly, investments in biopharmaceutical companies should be considered to be speculative.

We have a history of operating losses and we may never achieve or maintain operating profitability.

Our product candidates remain at the development stage, and we have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred recurrent operating losses and, as disclosed in our unaudited interim consolidated financial statements as at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012, we had an accumulated deficit of approximately US$198.0 million as at September 30, 2013. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders’ equity (deficiency). We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we continue our research and development (“R&D”) and clinical study programs and seek regulatory approval for our product candidates. Even if we succeed in developing, acquiring or in-licensing new commercial products, we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our Securities could result in a significant or total loss.

Our clinical trials may not yield results which will enable us to obtain regulatory approval for our products, and a setback in any of our clinical trials would likely cause a drop in the price of our Securities.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Unfavorable data from those studies could result in the withdrawal of marketing approval for approved products or an extension of the review period for developmental products. Clinical trials are inherently lengthy, complex, expensive and uncertain processes and have a high risk of failure. It typically takes many years to complete testing, and failure can occur at any stage of testing. Results attained in preclinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies.

None of our current product candidates has to date received regulatory approval for its intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous preclinical testing and clinical trials and passed such jurisdiction’s extensive regulatory approval process. In general, significant R&D and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preclinical testing and clinical development are long, expensive and uncertain processes. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time-consuming and entails significant uncertainty. Data obtained from preclinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval. It may take us many years to complete the testing of our product candidates and failure can occur at any stage of this process. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the U.S., in Canada and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process. Though we may engage a contract research organization (a “CRO”) with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective. Even if a product candidate is approved by the FDA, the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recover the R&D and other expenses we incur to develop and test new products.

Interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be obtained in later studies. Safety signals detected during clinical studies and preclinical animal studies may require us to perform additional studies, which could delay the development of the drug or lead to a decision to discontinue development of the drug. Product candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite positive results in initial clinical testing. Results from earlier studies may not be indicative of results from future clinical trials and the risk remains that a pivotal program may generate efficacy data that will be insufficient for the approval of the drug, or may raise safety concerns that may prevent approval of the drug. Interpretation of the prior preclinical and clinical safety and efficacy data of our product candidates may be flawed and there can be no assurance that safety and/or efficacy concerns from the prior data were overlooked or misinterpreted, which in subsequent, larger studies appear and prevent approval of such product candidates.

Furthermore, we may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and must:

•	meet the requirements of these authorities;

•	meet the requirements for informed consent; and

•	meet the requirements for good clinical practices.

We may not be able to comply with these requirements in respect of one or more of our product candidates.

In addition, we rely on third parties, including CROs and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fails to perform with the speed and level of competence we expect.

A failure in the development of any one of our programs or product candidates could have a negative impact on the development of the others. Setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to any agreements and partnerships that may exist between us and other entities), could jeopardize regulatory approval and would likely cause a drop in the price of our Securities.

If we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials is dependent in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients, and the rate we collect, clean, lock and analyze the clinical trial database. Patient enrollment is a function of many factors, including the design of the protocol, the size of the patient population, the proximity of patients to and availability of clinical sites, the eligibility criteria for the study, the perceived risks and benefits of the drug under study and of the control drug, if any, the efforts to facilitate timely enrollment in clinical trials, the patient referral practices of physicians, the existence of competitive clinical trials, and whether existing or new drugs are approved for the indication we are studying. Certain clinical trials are designed to continue until a pre-determined number of events have occurred to the patients enrolled. Such trials are subject to delays stemming from patient withdrawal and from lower than expected event rates and may also incur increased costs if enrollment is increased in order to achieve the desired number of events. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. In addition, conducting multi-national studies adds another level of complexity and risk as we are subject to events affecting countries outside Canada. Moreover, negative or inconclusive results from the clinical trials we conduct or adverse medical events could cause us to have to repeat or terminate the clinical trials. Accordingly, we may not be able to complete the clinical trials within an acceptable time frame, if at all. If we or any third party have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Additionally, we have limited experience in filing an NDA, or similar application for approval in the U.S. or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, or in the NDA filing, some questions may not be answered by the time we file our NDA. Unless the FDA waives the requirement to answer any such unanswered questions, submission of an NDA may be delayed and acceptance of an NDA may ultimately be rejected.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be successful in commercializing MACRILEN™ or any other product candidate if and when they are approved.

We currently have a lean sales and marketing staff and have limited recent experience in the sale or marketing of pharmaceutical or biopharmaceutical products. To achieve commercial success for any approved product, including, in the near and medium term, MACRILEN™, we must either develop a sales and marketing organization or outsource these functions to third parties. We currently plan to establish our own sales and marketing capabilities and promote MACRILEN™ with a targeted sales force if and when it is ultimately approved. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel and representatives;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales and marketing services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates and our business, financial condition and results of operations will be materially adversely affected.

We may not be able to successfully integrate acquired businesses or in-licensed products.

Future acquisitions or in-licensed products may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses that we may acquire or of products that we may in-license in the future with our operations, business and products could have a material adverse effect on our operations and results.

We are and will be subject to stringent ongoing government regulation for our products and our product candidates, even if we obtain regulatory approvals for the latter.

The manufacture, marketing and sale of our products and product candidates are and will be subject to strict and ongoing regulation, even if regulatory authorities approve any of the latter. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our agreement to conduct costly post-marketing follow-up studies to monitor the safety or efficacy of the products. In addition, as a clinical experience with a drug expands after approval because the drug is used by a greater number and more diverse group of patients than during clinical trials, side effects or other problems may be observed after approval that were not observed or anticipated during pre-approval clinical trials. In such a case, a regulatory authority could restrict the indications for which the product may be sold or revoke the product’s regulatory approval.

We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we, or if any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, suspension or withdrawals of previously granted regulatory approvals, warning or untitled letters, refusal to approve pending applications for marketing approval of new products or of supplements to approved applications, import or export bans or restrictions, and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of our products and product candidates.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to:

•	demonstration of clinical efficacy and safety;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in the product’s approved labeling;

•	availability of alternative treatments for the indications we target;

•	the advantages and disadvantages of our products relative to current or alternative treatments;

•	the availability of acceptable pricing and adequate third-party reimbursement; and

•	the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial condition could be materially adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products, if successfully developed, may compete with a number of drugs, therapies, products and tests currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may be less expensive than our products. There can be no assurance that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the price of our Securities.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. Except as expressly described in this Prospectus and the documents incorporated herein by reference, we do not anticipate generating significant revenues from operations in the near future and we currently have no committed sources of capital.

We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources, including, without limitation, through at-the-market offerings and issuances of Common Shares thereunder. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities (collectively, “Convertible Securities”), the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.

We anticipate that our existing working capital, including the proceeds from any sale of Securities hereunder and under the relevant Prospectus Supplement and anticipated revenues, will be sufficient to fund our development programs, clinical trials and other operating expenses for the near future. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

•	the duration and results of our clinical trials for our various product candidates going forward;

•	unexpected delays or developments in seeking regulatory approvals;

•	the time and cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	other unexpected developments encountered in implementing our business development and commercialization strategies;

•	the potential addition of commercialized products to our pipeline;

•	the outcome of litigation, if any; and

•	further arrangements, if any, with collaborators.

In addition, global economic and market conditions as well as future developments in the credit and capital markets may make it more difficult for us to raise additional financing in the future.

If we are unsuccessful in increasing our revenues and/or raising additional funding, we may possibly cease to continue operating as we currently do.

We have had sustained losses, accumulated deficits and negative cash flows from operations since our inception and we expect that this will continue for the foreseeable future. Although our unaudited interim consolidated financial statements as at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of our business plan, which will require an increase in revenue and/or additional funding to be provided by potential investors as well as non-traditional sources of financing. Although we stated in our unaudited interim consolidated financial statements as at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012 that management believed that the Company had, as at September 30, 2013, sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following such date, there can be no assurance that management will be able to reiterate such belief in the future, particularly in the event that we do not or are unable to raise additional capital, as we do not expect our operations to generate sufficient cash flow to fund our obligations.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on our needs, those of investors and market conditions. Depending on the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we may also pursue non-traditional sources of financing with third parties, the global credit markets may adversely affect the ability of potential third parties to pursue such transactions with us. Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or various equity financing alternatives, as well as other alternatives to enhance shareholder value including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology or intellectual property, a combination of operating and related initiatives or a substantial reorganization of our business.

There can be no assurance that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There could also be material uncertainties related to certain adverse conditions and events that could impact our ability to remain a going concern.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications for which there may be a greater likelihood of success.

Because we have limited financial and managerial resources, we are currently focusing our efforts on our later stage clinical research programs, zoptarelin doxorubicin and macimorelin, for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications for which there may be a greater likelihood of success or may prove to have greater commercial potential. Notwithstanding our investment to date and anticipated future expenditures on zoptarelin doxorubicin, macimorelin and our earlier-stage programs we have not yet developed, and may never successfully develop, any marketed treatments using these products. Research programs to identify new product candidates or pursue alternative indications for current product candidates require substantial technical, financial and human resources. These activities may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and anticipated completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our Securities would likely decline.

If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to generate revenues will be diminished.

The ability for us and/or our partners to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as governmental and private insurance plans. These third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us or our partners to sell our products on a competitive basis. It may not be possible to negotiate favorable reimbursement rates for our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in the U.S., in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.

The biopharmaceutical field is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from pharmaceutical and biopharmaceutical companies and academic research institutions to continue to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

We may not obtain adequate protection for our products through our intellectual property.

We rely heavily on our proprietary information in developing and manufacturing our product candidates. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including us, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. Applications for patents and trademarks in Canada, the U.S. and in other foreign territories have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents and we may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents to us or our licensing partners may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. The patents issued or to be issued to us may not provide us with any competitive advantage or protect us against competitors with similar technology. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use and new formulation protection for our compounds in development, and any resulting products, which may not confer the same protection as claims to compounds per se.

In addition, our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There may also be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. Our granted patents could also be challenged and revoked in post-grant proceedings in the U.S. and in opposition or nullity proceedings in certain countries outside the U.S. In addition, we may be required to disclaim part of the term of certain patents.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and any such conflict could reduce the scope of patent protection which we could otherwise obtain. Because patent applications in the U.S. and many other jurisdictions are typically not published until eighteen months after their first effective filing date, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensing partners can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a patent application in the U.S. covering our product candidates or a similar invention, we may have to participate in adversarial proceedings, such as interferences and derivation proceedings, before the United States Patent and Trademark Office to determine which party is entitled to a U.S. patent claiming the disputed invention. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position.

In addition to patent protection, we may utilize orphan drug regulations, pediatric exclusivity or other provisions of the U.S. Food, Drug and Cosmetic Act of 1938, as amended, such as new chemical entity exclusivity or new formulation exclusivity, to provide market exclusivity for a drug candidate. Orphan drug regulations provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the U.S., or, diseases that affect more than 200,000 individuals in the U.S. but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. In the U.S., the FDA has the authority to grant additional data protection for approved drugs where the sponsor conducts specified testing in pediatric or adolescent populations. If granted, this pediatric exclusivity provides an additional six months which are added to the term of data protection as well as to the term of any relevant patents, to the extent these protections have not already expired. We may also seek to utilize market exclusivities in other territories, such as in the European Union (the “EU”). We cannot assure that any of our drug candidates will obtain such orphan drug designation, pediatric exclusivity, new chemical entity exclusivity or any other market exclusivity in the U.S., the EU or any other territory, or that we will be the first to receive the respective regulatory approval for such drugs so as to be eligible for any market exclusivity protection.

We also rely on trade secrets and proprietary know-how to protect our intellectual property. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected. We seek to protect our unpatented proprietary information in part by requiring our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products and technologies, which could adversely impact our business.

We currently have the right to use certain patents and technologies under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products or methods may be found to infringe, or patents of which we are aware and believe we do not infringe but which we may ultimately be found to infringe. Moreover, patent applications and their underlying discoveries are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products or technologies are found to infringe. Moreover, there may be published pending applications that do not currently include a claim covering our products or technologies but which nonetheless provide support for a later drafted claim that, if issued, our products or technologies could be found to infringe.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business. Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently be issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the U.S. and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent or other intellectual property rights, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us or our partners and collaborators.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We may not obtain trademark registrations for our product candidates.

We have filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the U.S. We intend to file further applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademark applications will be registered in the U.S. or elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. The FDA and other regulatory authorities also have the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the marketplace. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss, abandonment, or cancellation of any of our trademarks or trademark applications could negatively affect the success of the product candidates to which they relate.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our Securities.

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and may continue to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include but are not limited to:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the revenue available from royalties derived from our strategic partners;

•	the nature and timing of licensing fees revenues;

•	the nature and timing of tax credits and grants (R&D);

•	the outcome of litigation, if any;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future collaborators; and

•	failure to enter into new or the expiration or termination of current agreements with collaborators.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not necessarily indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the price of our Securities could fluctuate significantly or decline.

We are currently dependent on certain strategic partners and may enter into future collaborations for the research and development of our product candidates.

We are currently dependent on certain strategic partners and may enter into future collaborations for the research and development of our product candidates. Our arrangements with these strategic partners may not provide us with the benefits we expect and may expose us to a number of risks.

We are dependent on, and rely upon, strategic partners to perform various functions related to our business, including, but not limited to, the research and development of some of our product candidates. Our reliance on these relationships poses a number of risks.

We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity, voting or other securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

These agreements also create certain risks. The occurrence of any of the following or other events may delay product development or impair commercialization of our products:

•

not all of our strategic partners are contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with our product candidates, and, with respect to our strategic partnership agreements that do contain such contractual prohibitions or restrictions, prohibitions or restrictions do not always apply to our partners’ affiliates and they may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors, whose technologies or products may be competitive with ours;

•	our strategic partners may under-fund or fail to commit sufficient resources to marketing, distribution or other development of our products;

•	we may not be able to renew such agreements;

•	our strategic partners may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of our products;

•

our strategic partners may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry);

•

delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

•

disputes may arise between us and our strategic partners that could result in the delay or termination of the development or commercialization of our product candidates, resulting in litigation or arbitration that could be time-consuming and expensive, or causing our strategic partners to act in their own self-interest and not in our interest or those of our shareholders or other stakeholders.

In addition, our strategic partners can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to developing and commercializing our product candidates, seek a new partner or abandon this product candidate which would likely cause a drop in the price of our Securities.

We have entered into important strategic partnership agreements relating to certain of our product candidates for various indications. Detailed information on our research and collaboration agreements is available in our various reports and disclosure documents filed with the Canadian securities regulatory authorities and filed with or furnished to the SEC, including the documents incorporated by reference into this Prospectus.

For example, on April 10, 2013, we announced that we had entered into a co-development and profit-sharing agreement with Ergomed Clinical Research Ltd. (“Ergomed”) for zoptarelin doxorubicin in endometrial cancer. Ergomed was selected as the contract clinical development organization to conduct the multicenter, multinational, randomized Phase 3 ZoptEC trial with zoptarelin doxorubicin in endometrial cancer. Under the terms of this agreement, Ergomed will assume 30% (up to $10 million) of the clinical and regulatory costs for our Phase 3 ZoptEC trial of zoptarelin doxorubicin in endometrial cancer, which are currently estimated at approximately $30 million over the course of the study, and Ergomed will receive its return on investment based on an agreed single digit percentage of any net income received by us for zoptarelin doxorubicin in this indication, up to a specified maximum amount.

We have also entered into a variety of collaboration agreements with various universities and institutes under which we are obligated to support some of the research expenses incurred by the university laboratories and pay royalties on future sales of the products. In turn, we have retained exclusive rights for the worldwide exploitation of results generated during the collaborations.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with Good Clinical Practice guidelines and the investigational plan and protocols contained in an Investigational New Drug application, or a comparable foreign regulatory submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

The failure to perform satisfactorily by third parties upon which we rely to manufacture and supply products may lead to supply shortfalls.

We will rely on third parties to manufacture and supply marketed products. We also have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

Our strategic partners’ manufacturing capabilities may not be adequate to effectively commercialize our product candidates.

Our manufacturing experience to date with respect to our product candidates consists of producing drug substance for clinical studies. To be successful, these product candidates have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Our strategic partners’ current manufacturing facilities have the capacity to produce projected product requirements for the foreseeable future, but we will need to increase capacity if sales continue to grow. Our strategic partners may not be able to expand capacity or to produce additional product requirements on favorable terms. Moreover, delays associated with securing additional manufacturing capacity may reduce our revenues and adversely affect our business and financial position. There can be no assurance that we will be able to meet increased demand over time.

We are subject to the risk of product liability claims, for which we may not have or be able to obtain adequate insurance coverage.

The sale and use of our products, in particular our biopharmaceutical products, involve the risk of product liability claims and associated adverse publicity. Our risks relate to human participants in our clinical trials, who may suffer unintended consequences, as well as products on the market whereby claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling, buying or using our products. We manage our liability risks by means of insurance. We maintain liability insurance covering our liability for our preclinical and clinical studies and for our pharmaceutical products already marketed. However, we may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

Our business involves the use of hazardous materials which requires us to comply with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or a failure to comply with environmental or occupational safety laws, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

We are a holding company, and claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders.

Aeterna Zentaris Inc. is a holding company and a substantial portion of our assets is the share capital of our subsidiaries. AEZS Germany, our principal operating subsidiary, based in Frankfurt, Germany, holds most of our intellectual property rights, which represent the principal assets of our business.

Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such subsidiary, and therefore the rights of the holders of our Common Shares, Preferred Shares and other Securities to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us.

Holders of our Common Shares, Preferred Shares and other Securities are not creditors of our subsidiaries. Claims to the assets of our subsidiaries will derive from our own ownership interest in those operating subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of such subsidiaries over our own ownership interest claims and will therefore have priority over the holders of our Common Shares, Preferred Shares and other Securities. Our subsidiaries’ creditors may from time to time include general creditors, trade creditors, employees, secured creditors, taxing authorities, and creditors holding guarantees.

Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our Common Shares, Preferred Shares and other Securities.

In addition, any distributions to us by our subsidiaries could be subject to monetary transfer restrictions in the jurisdictions in which our subsidiaries operate.

Our subsidiaries may incur additional indebtedness and other liabilities.

It may be difficult for U.S. investors to obtain and enforce judgments against us because of our Canadian incorporation and German presence.

We are a company existing under the laws of Canada. Many of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although we have appointed an agent for service of process in the U.S., it may be difficult for investors in the U.S. to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of federal securities laws or other laws of the U.S. Investors should not assume that foreign courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from U.S. securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the U.S.

Health care reform measures could hinder or prevent the commercial success of our product candidates and adversely affect our business.

The business prospects and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payers to contain or reduce the costs of health care. In the U.S. and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system, such as proposals relating to the pricing of healthcare products and services in the U.S. or internationally, the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price), and the amount of reimbursement available from governmental agencies or other third-party payers. For example, drug manufacturers are required to have a national rebate agreement with the Department of Health and Human Services in order to obtain state Medicaid coverage, which requires manufacturers to pay a rebate on drugs dispensed to Medicaid patients. On January 27, 2012, the Centers for Medicare and Medicaid Services (“CMS”) issued a proposed regulation covering the calculation of Average Manufacturer Price (“AMP”) which is the key variable in the calculation of these rebates.

In March 2010, President Obama signed into law a legislative overhaul of the U.S. healthcare system, known as the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Affordability Reconciliation Act of 2010 (collectively, the “PPACA”), which may have far-reaching consequences for most healthcare companies, including specialty biopharmaceutical companies like us. For example, if reimbursement for our product candidates is substantially less than we expect, our revenue prospects could be materially and adversely impacted.

Regardless of the impact of the PPACA on us, the U.S. government and other governments have shown significant interest in pursuing healthcare reform and reducing healthcare costs. Any government-adopted reform measures could cause significant pressure on the pricing of healthcare products and services, including our product candidates, in the United States and internationally, as well as the amount of reimbursement available from governmental agencies and other third-party payors.

In addition, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-market authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA’s exercise of this authority may result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, which may also increase costs related to complying with new post-approval regulatory requirements, and increase potential FDA restrictions on the sale or distribution of approved products.

We are subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the U.S. We can provide no assurance that we will at all times in the future be able to report that our internal controls over financial reporting are effective.

As a public company, we are required to comply with Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”) and National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, and we are required to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting. In any given year, we cannot be certain as to the time of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual consolidated financial statements will not be prevented or detected on a timely basis. If we fail to comply with the requirements of Section 404, Canadian requirements or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our consolidated financial statements, which may be inaccurate if we fail to remedy such material weakness.

It is possible that we may be a passive foreign investment company, which could result in adverse tax consequences to U.S. investors.

Adverse U.S. federal income tax rules apply to “U.S. Holders” (as defined in “Item 10.E — Taxation — Certain Material U.S. Federal Income Tax Considerations” in our annual report on Form 20-F) that directly or indirectly hold common shares, preferred shares, warrants or units, to the extent such units are comprised of common shares, preferred shares or warrants, of a passive foreign investment company (“PFIC”). We will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if (i) at least 75% of our gross income is “passive income” or (ii) at least 50% of the average value of our assets, including goodwill (based on annual quarterly average), is attributable to assets which produce passive income or are held for the production of passive income.

We believe that we were not a PFIC for the 2012 taxable year. However, the PFIC determination depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In addition, the fair market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate, and the composition of our income and assets will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. No assurance can be provided that we were not classified as a PFIC for the 2013 taxable year or that we will not be classified as a PFIC for the 2014 taxable year and for any future taxable year.

PFIC characterization could result in adverse U.S. federal income tax consequences to U.S. Holders. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of our Common Shares, Preferred Shares, Warrants or Units, to the extent such disposition of Units is treated as a disposition of Common Shares, Preferred Shares or Warrants that comprise all or a portion of such Units, as well as certain distributions by us. If we are treated as a PFIC for any taxable year, a U.S. Holder may be able to make an election to “mark to market” Common Shares (including Common Shares comprising all or a portion of a Unit, if applicable) each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of the Common Shares. However a mark-to-market election is not available to be made in respect of Preferred Shares or Warrants. In addition, U.S. Holders may mitigate the adverse tax consequences of the PFIC rules by making a “qualified electing fund” (“QEF”) election; however, the Company does not expect to provide the information regarding its income that would be necessary for a U.S. Holder to make a QEF election.

If the Company is a PFIC, U.S. Holders will generally be required to file an annual information return with the Internal Revenue Service (the “IRS”) (on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information returns) relating to their ownership of Common Shares, Preferred Shares and, potentially, Warrants (including Common Shares, Preferred Shares and, potentially, Warrants comprising all or a portion of a Unit, if applicable). This new filing requirement is in addition to any preexisting reporting requirements that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

For a more detailed discussion of the potential tax impact of us being a PFIC, see “Item 10.E —Taxation — Certain Material U.S. Federal Income Tax Considerations” in our annual report on Form 20-F. The PFIC rules are complex. Prospective purchasers of any of our Securities should consult their tax advisors regarding the potential application of the PFIC regime and any reporting obligations to which they may be subject under that regime.

We may incur losses associated with foreign currency fluctuations.

Our operations are in many instances conducted in currencies other than the euro, our functional currency. Fluctuations in the value of currencies could cause us to incur currency exchange losses. We do not currently employ a hedging strategy against exchange rate risk. We cannot assert with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the U.S. dollar, the euro, the Canadian dollar and other currencies. For more information, see “Item 11. — Quantitative and Qualitative Disclosures About Market Risk” in our most recent Annual Report on Form 20-F.

Legislative actions, new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

The outcome of any future claims and litigation could have a material adverse impact on our business, financial condition and results of operations.

The Company and its subsidiaries may, from time to time, be parties to litigation in the normal course of business. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any, and we may, in the future, be subject litigation proceedings, including class action lawsuits. In the event we are required or determine to pay amounts in connection with any such lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Risks Relating to the Securities

Our share price is volatile, which may result from factors outside of our control. If our Common Shares were to be delisted from NASDAQ or TSX, investors may have difficulty in disposing of our Common Shares held by them.

Our Common Shares are currently listed and traded only on NASDAQ and TSX. Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the U.S., have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares.

Between March 1, 2013 and March 12, 2014, the closing price of our Common Shares ranged from $1.03 to $2.62 per share on NASDAQ and from C$1.08 to C$2.67 per share on TSX. See “Price Range and Trading Volume” on page 30 of this Prospectus. Our share price may be affected by developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to:

•	clinical and regulatory developments regarding our product candidates;

•	delays in our anticipated development or commercialization timelines;

•	developments regarding current or future third-party collaborators;

•	other announcements by us regarding technological, product development or other matters;

•	arrivals or departures of key personnel;

•	governmental or regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;

•	developments or disputes concerning patent or proprietary rights;

•	actual or anticipated fluctuations in our revenues or expenses;

•	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

•	economic conditions in the U.S., Canada or abroad.

Our listing on both NASDAQ and TSX may increase price volatility due to various factors, including different ability to buy or sell our Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares. A thin trading market could cause the price of our Common Shares to fluctuate significantly more than the stock market as a whole.

A period of large price decline in our Common Shares could increase the risk that securities class action litigation could be initiated against us. Litigation of this type and other litigation could result in substantial costs and diversion of management’s attention and resources, which would adversely affect our business. Any adverse determination in litigation could also subject us to significant liabilities.

We must meet continuing listing requirements to maintain the listing of our Common Shares on NASDAQ and TSX. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share.

If our Common Shares trade for 30 consecutive business days below the required $1.00 minimum closing bid price, we expect that NASDAQ would then send us a deficiency notice and provide us with a period of 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price of our Common Shares would have to be at least US$1.00 for a minimum of 10 consecutive business days. If we were not able to regain compliance, NASDAQ would notify us that our securities are subject to delisting. At that time, we could appeal any determination to delist our securities to a Listing Qualifications Panel.

In addition to the minimum bid price requirement, the continued listing rules of NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million (the “Equity Standard”), (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our Common Shares by our total outstanding Common Shares) of at least $35 million (the “Market Value Standard”) or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (the “Net Income Standard”). If our total market capitalization decreases to an amount less than $35 million for 30 consecutive trading days, it is possible that we would no longer meet any of these three listing standards. Similar to the process described above in the minimum bid price context, if we fail to meet the Market Value Standard for 30 consecutive trading days and do not otherwise meet the Equity Standard or the Net Income Standard, we expect that we would then receive a notification letter from NASDAQ advising us that we fail to comply with the Market Value Standard and providing us a period of 180 calendar days to regain compliance with the Market Value Standard. In order to regain compliance with the Market Value Standard, the market value of our listed securities would have to be at least $35 million for a period of 10 consecutive business days. Otherwise, our securities may then be subject to delisting.

There can be no assurance that our Common Shares will remain listed on NASDAQ. If we fail to meet any of NASDAQ’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our Common Shares. We currently intend to retain our future earnings, if any, to finance further research and the overall commercial expansion of our business. As a result, the return on an investment in our Securities will, for the foreseeable future, depend upon any future appreciation in value. There is no guarantee that our Securities will appreciate in value or even maintain the price at which shareholders have purchased them.

Risks Relating to the Issuance of Securities under this Prospectus

An active market may not develop for certain Securities, which may hinder your ability to liquidate your investment.

There is no established trading market for the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units, and unless specified in the applicable Prospectus Supplement, we do not currently intend to list them on any securities exchange. A dealer may intend to make a market in such Securities after their issuance pursuant to this Prospectus; however, a dealer may not be obligated to do so and may discontinue such market-making at any time. As a result, we cannot assure you that an active trading market will develop for any of such Securities. In addition, subsequent to their initial issuance, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units may trade at a discount to their initial offering price, depending on the market for similar securities, prevailing interest rates, our prospects or the prospects for companies in our industry generally and other factors, including those described herein.

A large number of Common Shares may be issued and subsequently sold upon the exercise of Warrants or other Convertible Securities. The sale or availability for sale of these Warrants or other Convertible Securities may depress the price of our Common Shares.

The number of Common Shares that will be initially issuable upon the exercise of Warrants or other Convertible Securities will be determined by the particular terms of each issue of Warrants or other Convertible Securities and will be described in the relevant Prospectus Supplement. To the extent that purchasers of Warrants or other Convertible Securities sell Common Shares issued upon the exercise of the Warrants or other Convertible Securities, the market price of our Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Warrants or other Convertible Securities may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.

The sale of Common Shares issued upon exercise of Warrants or other Convertible Securities could encourage short sales by third parties which could further depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of Common Shares issued upon the exercise of Warrants or other Convertible Securities could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

We cannot predict the actual number of Common Shares that we will issue upon the exercise of any Warrants or other Convertible Securities. The number of Common Shares that we will issue under any Warrants or other Convertible Securities may depend on the market price of our Common Shares.

The actual number of Common Shares that we will issue upon the exercise of Warrants or other Convertible Securities is uncertain and will be determined, or made determinable, by the particular terms of each issue of Warrants or other Convertible Securities and will be described in the relevant Prospectus Supplement. The number of Common Shares issuable upon the exercise of Warrants or other Convertible Securities may fluctuate based on the market price of our Common Shares. Holders of Warrants or other Convertible Securities may receive more Common Shares if our Common Share price declines.

Management will have broad discretion as to the use of proceeds of any offering of Securities. We may invest or spend any proceeds of any offering of Securities in ways with which investors may not agree and in ways that may not earn a profit.

Our management team will have broad discretion concerning the use of the proceeds of any offering of Securities under this Prospectus as well as the timing of their expenditure. As a result, investors will be relying on the judgment of management for the application of the proceeds of any offering of Securities under this Prospectus. We intend to use the proceeds from any offering primarily for general corporate purposes, which may include, but are not limited to, our current clinical development programs and other commercial and strategic initiatives. Investors may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any results or profits.

Future issuances of securities and hedging activities may depress the trading price of our Common Shares.

Any issuance of equity securities or Convertible Securities after the offering of Securities under this Prospectus, including the issuance of Common Shares upon the exercise of stock options and upon the exercise of warrants or other Convertible Securities, as well as the issuance of Common Shares under potential at-the-market offerings, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our Common Shares. Concurrently with the filing of this Prospectus, the Company is also filing a shelf registration statement on Form F-3 with the SEC to qualify for distribution to the public in the U.S. Common Shares in an amount not to exceed $50 million under one or more “at-the-market” distribution programs over a 36-month period, which, as of the date of this Prospectus, would represent a maximum potential dilution of approximately 67% on a non-diluted basis assuming none of the Company’s outstanding stock options or warrants are ever exercised. To the extent the Company implements one or more such at-the-market distribution programs under its U.S. shelf registration statement on Form F-3 and issues Common Shares thereunder, our existing shareholders would experience dilution and the trading price of our Common Shares could decline.

We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or warrants or for other reasons. Our stock option plan generally permits us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 11.4% of all then issued and outstanding Common Shares. As at September 30, 2013, there were:

•	31,523,823 Common Shares issued and outstanding;

•	no issued and outstanding Preferred Shares;

•	7,007,410 Common Shares issuable upon exercise of outstanding warrants; and

•	2,349,185 stock options outstanding.

In addition, the price of Securities could also be affected by possible sales of Securities by investors who view other investment vehicles as more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our Securities. This hedging or arbitrage could, in turn, affect the trading price of our Securities.

Our articles of incorporation contain “blank check” preferred share provisions, which could delay or impede an acquisition of our company.

Our articles of incorporation, as amended, authorize the issuance of an unlimited number of “blank check” Preferred Shares, which could be issued by our board of directors without shareholder approval and may contain liquidation, dividend and other rights equivalent or superior to our Common Shares. In addition, we have implemented in our constating documents an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. These provisions, among others, whether alone or together, could delay or impede hostile takeovers and changes in control or changes in our management. Any provision of our constating documents that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their Common Shares and could also affect the price that some investors are willing to pay for our Common Shares.

CONSOLIDATED CAPITALIZATION

There has been no material change to our share and loan capital since September 30, 2013, except for: (i) the issuance of approximately 0.9 million Common Shares under our “at-the-market” offering implemented in May 2013, for aggregate gross proceeds of approximately $1.3 million, less cash and previously deferred transaction costs of approximately $0.1 million; (ii) the issuance of 13.1 million units (comprised of Common Shares and Warrants) under a public offering in November 2013, for aggregate net proceeds of approximately $13.7 million; and (iii) the issuance of 11.0 million units (comprised of Common Shares and Warrants) under a public offering in January 2014, for aggregate net proceeds of approximately $12.2 million.

In addition, as at September 30, 2013, we had no outstanding long-term debt.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value): Common Shares; and First Preferred Shares and Second Preferred Shares, each issuable in series. As of the date of this Prospectus, there are 56,513,969 Common Shares issued and outstanding. No Preferred Shares have been issued to date.

Common Shares

The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by the Company’s Board of Directors on the Common Shares. Finally, the holders of the Common Shares are entitled to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary. Shareholders have no liability to further capital calls as all issued and outstanding shares are fully paid and non-assessable.

Preferred Shares

The Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are not entitled to receive notice of or to attend or vote at meetings of shareholders. The holders of First Preferred Shares are entitled to preference and priority to any participation of holders of Second Preferred Shares, Common Shares or shares of any other class of shares of the share capital of the Company ranking junior to the First Preferred Shares with respect to dividends and, in the event of the liquidation of the Company, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the Company, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them. The holders of Second Preferred Shares are entitled to preference and priority to any participation of holders of Common Shares or shares of any other class of shares of the share capital of the Company ranking junior to the Second Preferred Shares with respect to dividends and, in the event of the liquidation of the Company, the distribution of its property upon its dissolution or winding-up, or the distribution of all or part of its assets among the shareholders, to an amount equal to the value of the consideration paid in respect of such shares outstanding, as credited to the issued and paid-up share capital of the Company, on an equal basis, in proportion to the amount of their respective claims in regard to such shares held by them.

Our Board of Directors may, from time to time, provide for additional series of Preferred Shares to be created and issued, but the issuance of any Preferred Shares is subject to the general duties of the directors under the Canada

Business Corporations Act to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The specific terms of any offerings of Preferred Shares, including the designation of the particular series, aggregate principal amount, the number of Preferred Shares being offered, the issue price, any rights to receive dividends, the dividend rate, the dividend payment date, any terms for redemption at the option of Aeterna Zentaris or the holder, any exchange or conversion terms and any other specific terms may be determined in the sole discretion of our Board of Directors without being required to seek or obtain shareholder approval and will be described in one or more Prospectus Supplements.

DESCRIPTION OF DEBT SECURITIES

Debt Securities may be offered separately or together with Common Shares and/or other Securities. The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The Debt Securities may be issued under a trust indenture to be entered into between us and one or more trustees. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. This description will include, where applicable:

•	the specific designation, aggregate principal amount and denominations of Debt Securities;

•	the price at which the Debt Securities will be issued or whether the Debt Securities will be issued on a non-fixed price basis;

•

the date or dates on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of an acceleration of maturity;

•

the currency or currency unit in which the Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, the Debt Securities will be payable, whether the holder of any the Debt Securities or we may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

•

whether the Debt Securities are interest-bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which the Debt Securities will bear interest, if any;

•

the date from which interest, if any, on the Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

•

the dates on which and the price or prices at which the Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

•	any special provisions for the payment of additional interest with respect to the Debt Securities;

•	any additional covenants included for the benefit of holders of the Debt Securities;

•	the general terms or provisions, if any, pursuant to which the Debt Securities are to be guaranteed or secured;

•	any additional events of default provided with respect to the Debt Securities;

•	any securities exchange on which the Debt Securities will be listed;

•	terms for any conversion or exchange of the Debt Securities into other Securities;

•

the extent and manner, if any, to which payment on or in respect of the Debt Securities will be senior to, or will be subordinated to the prior payment of, other liabilities and obligations of the Company;

•

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

•

whether the Debt Securities will be issuable in the form of one or more registered global debt securities (“Registered Global Debt Securities”) and, if so, the identity of the depository for those Registered Global Debt Securities;

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined;

•	any special tax implications of or any special tax provision, or indemnities relating to the Debt Securities; and

•	any other terms, conditions and rights (or limitations on such rights) of the Debt Securities.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Debt Securities that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with Common Shares and/or other Securities. The Subscription Receipts will be issued under one or more subscription receipt agreements to be entered into between us and an escrow agent at the time of issuance of the Subscription Receipts.

A Subscription Receipt will entitle the holder thereof to receive a Common Share and/or other Security upon the completion of a particular transaction or event, typically but not limited to an acquisition of the assets or securities of another entity by Aeterna Zentaris or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts are not our shareholders. Holders of Subscription Receipts will receive Common Shares and/or other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon. The particular terms and provisions of Subscriptions Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares and/or other Securities;

•	the number of Common Shares and/or other Securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

•	whether the Subscription Receipts will be issued in fully registered or global form; and

•	any other terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this

Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

Warrants may be offered separately or together with Common Shares, and may be attached to or separate from any offered Securities. Each series of Warrants will be issued under a separate warrant certificate, warrant agreement or indenture to be entered into between us and one or more purchasers of such Warrants or with banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. Any warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The particular terms and provisions of each issue or series of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currency unit in which the Warrants are denominated;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

We will not offer Warrants for sale separately (as opposed to as part of a unit offering) to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless a Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Autorité des marchés financiers on behalf of the securities commissions or similar securities regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the particular terms and provisions of such Units and, as applicable, the particular terms and provisions of such other Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The description in the applicable Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currency unit in which the Units are denominated;

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units. We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PRICE RANGE AND TRADING VOLUME

Our Common Shares are listed and posted for trading on NASDAQ under the symbol “AEZS” and on TSX under the symbol “AEZ”. The following table indicates the monthly range of high and low closing prices of a Common Share and the average daily volumes traded on NASDAQ and on TSX during the period beginning on March 1, 2013 and ending on March 12, 2014:

	NASDAQ (US$)			TSX (C$)
	High	Low	Volume	High	Low	Volume
2013
March	2.62	1.88	541,009	2.67	1.90	12,960
April	1.98	1.73	213,368	2.02	1.74	7,623
May	2.10	1.77	230,931	2.18	1.80	3,952
June	1.99	1.83	213,541	2.03	1.91	4,215
July	1.98	1.39	545,036	2.09	1.42	12,784
August	1.49	1.37	393,508	1.55	1.41	7,943
September	1.70	1.48	285,416	1.79	1.55	7,060
October	1.51	1.35	221,618	1.56	1.41	6,077
November	1.65	1.03	2,402,452	1.71	1.08	50,467
December	1.44	1.08	1,925,146	1.52	1.13	25,060

2014
January	1.49	1.19	2,945,142	1.58	1.29	58,118
February	1.32	1.23	970,117	1.46	1.37	20,137
March(1)	1.49	1.23	1,560,136	1.66	1.37	28,638

(1)	Up to and including March 12, 2014.

EARNINGS COVERAGE

If we offer Debt Securities having a term to maturity in excess of one year or Preferred Shares under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

PRIOR SALES

During the twelve-month period preceding the date of this Prospectus, we issued or granted, as applicable:

•

an aggregate of approximately 1.9 million Common Shares issued under our “at-the-market” issuance program pursuant to a prospectus supplement at an average issuance price of $1.72 per share, for aggregate gross proceeds of approximately $3.2 million, less cash and previously deferred transaction costs totaling approximately $0.3 million;

•

an aggregate of 5.2 million Common Shares at an issuance price of $1.50 per share, as well as 2.6 million warrants to acquire Common Shares at an exercise price of $1.85 per share in a registered direct offering in July 2013;

•

an aggregate of 13.1 million Common Shares at an issuance price of $1.15 per share, as well as 11.5 million warrants to acquire Common Shares at an adjusted exercise price of $1.25 per share and 1.6 million warrants to acquire Common Shares at an adjusted exercise price of $1.20 per share in a public offering of equity securities in November 2013;

•

an aggregate of 11.0 million Common Shares at an issuance price of $1.20 per share, as well as 8.8 million warrants to acquire Common Shares at an exercise price of $1.25 per share in a public offering in January 2014; and

•	780,000 stock options exercisable at a weighted average price of $1.51 per share.

SELLING SECURITY HOLDERS

Securities may be sold under this Prospectus by way of secondary offering by certain holders or purchasers of the Securities. The Prospectus Supplement for or including any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed by each selling securityholder;

•	the number or amount of Securities being distributed for the account of each selling securityholder;

•

the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

•	the date or dates the selling securityholder acquired the Securities; and

•

if the selling securityholder acquired any Securities in the twelve months preceding the date of this Prospectus, the cost thereof to the securityholder in the aggregate and on an average cost-per-Security basis.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issuance of Securities will be used for the general corporate purposes of Aeterna Zentaris, which may include the continued funding of the Company’s ongoing drug development activities, which, as of the date of this Prospectus, primarily includes the advancement of its zoptarelin doxorubicin program, the marketing and commercialization of MACRILEN™ (assuming the FDA issues final approval in the expected timeframe), the potential in-licensing or acquisition of new commercial products or other corporate and business development activities, and the potential expansion of existing product candidates into other indications. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds or from the proceeds of any offering under this Prospectus or a Prospectus Supplement. The use of proceeds will be specified in the Prospectus Supplement relating to a particular offering of Securities, as required by applicable securities legislation.

PLAN OF DISTRIBUTION

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and we may also sell the Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to us.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to us.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by us, as the case may be, in connection with the offering and sale of a particular issue of Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to us and any compensation payable to the underwriters, dealers or agents.

Under agreements which may be entered into by Aeterna Zentaris, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Securities.

Each issue of Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize or maintain the market price of the Securities of such series or issue at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by us for public offering and sale may make a market in the Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Securities of any series or issue will develop or as to the liquidity of any such trading market for the Securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of dividends (or any other amounts) on the Securities, if any, will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended ).

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to any offering of Securities, certain legal matters relating to the offering of the Securities under this Prospectus will be passed upon for us by Norton Rose Fulbright Canada LLP with respect to matters of Canadian law, and certain legal matters relating to the offering of the Securities under this Prospectus will be passed upon for us by Ropes & Gray LLP with respect to matters of U.S. law. In addition, certain legal matters in connection with any offering of Securities under this Prospectus will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of applicable law.

The partners and associates of Norton Rose Fulbright Canada LLP as a group and the partners and associates of Ropes & Gray LLP as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class of securities issued by us.

EXEMPTIVE RELIEF GRANTED BY THE AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to a decision dated March 10, 2014 (the “Decision”) issued by the Autorité des marchés financiers, the Company is exempt from the requirement prescribed by the Securities Act (Quebec) and by Regulation 41-101 respecting General Prospectus Requirements to prepare a French version of certain exhibits to the Company’s annual reports on Form 20-F incorporated by reference into this Prospectus (or any accompanying prospectus supplement) where the incorporation of the documents contained in such exhibits is not required pursuant to Quebec securities laws and regulations.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this Prospectus by reference to the Annual Report on Form 20-F of Aeterna Zentaris Inc. for the financial year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports on Form 20-F with the SEC, and we furnish other documents, such as quarterly and current reports, proxy statements and other information and documents that we file with the Canadian securities regulatory authorities, to the SEC, as required. You may read and copy any materials we file with or furnish to the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC. As we are a Canadian issuer, we also file continuous disclosure documents with the Canadian securities regulatory authorities, which documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website maintained by the Canadian Securities administrators at www.sedar.com.

This Prospectus forms part of a registration statement that we filed with the SEC. The registration statement contains more information than this Prospectus regarding us and our Securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or electronically at www.sec.gov/edgar.shtml.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the various securities commissions or similar securities regulatory authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this Prospectus:

•

our annual report on Form 20-F for the financial year ended December 31, 2012 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), and which includes our consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and our consolidated statements of changes in shareholders’ deficiency, comprehensive loss and cash flows for the years ended December 31, 2012, 2011 and 2010 and management’s annual report on internal control over financial reporting set out on page 100 of our 2012 annual report on Form 20-F, together with the auditors’ report dated March 21, 2013 on our consolidated financial statements and effectiveness of internal control over financial reporting as at December 31, 2012; and our Management’s Discussion and Analysis included as “Item 5. — Operating and Financial Review and Prospects” in our annual report on Form 20-F;

•

our unaudited interim consolidated financial statements as at September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012 and Management’s Discussion and Analysis thereon, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on November 5, 2013;

•

our management information circular dated March 21, 2013 in connection with our annual meeting of shareholders held on May 8, 2013, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on March 21, 2013;

•

our material change report dated January 3, 2013 announcing our agreement with the FDA on an SPA for our upcoming Phase 3 ZoptEC registration trial in endometrial cancer with zoptarelin doxorubicin, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on January 8, 2013;

•

our material change report dated March 12, 2013 announcing that an independent Data Safety Monitoring Board had recommended discontinuing our ongoing Phase 3 trial of perifosine in multiple myeloma, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on March 12, 2013;

•

our material change report dated April 15, 2013 announcing that David A. Dodd had been appointed as our President and Chief Executive Officer as well as to our Board of Directors, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on April 15, 2013;

•	our material change report dated July 31, 2013 in connection with a registered direct offering, included as Exhibit 99.1 to our Report on Form 6-K furnished to the SEC on July 31, 2013;

•

our material change report dated November 25, 2013 in connection with a public offering of equity securities, included as Exhibit 99.2 to our Report on Form 6-K furnished to the SEC on November 25, 2013;

•

our material change report dated January 14, 2014 in connection with a public offering of equity securities, included as Exhibit 99.2 to our Report on Form 6-K furnished to the SEC on January 14, 2014; and

•	to the extent permitted by applicable securities law, any other documents which we elect to incorporate by reference into this Prospectus.

Any documents of the type referred to in the preceding paragraph, or similar material, including any annual information form, annual report on Form 20-F, annual and interim financial statements and related management’s discussion and analysis, material change report (excluding any confidential material change report, if any), business acquisition report and information circular of Aeterna Zentaris filed with the various securities commissions or similar securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar securities regulatory authorities in Canada. We will furnish without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this Prospectus by reference but not delivered with the Prospectus (except exhibits, unless they are specifically incorporated into this Prospectus by reference). Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Aeterna Zentaris at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, Tel. (418) 652-8525, or through the Internet on SEDAR which can be accessed at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith we file with or furnish to the SEC reports and other information. Under the MJDS adopted by the U.S. and Canada, these reports and other information that we file with or furnish to the SEC may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the U.S. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C., 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. The SEC’s EDGAR Internet site also contains reports and other information about us and any public documents that we file electronically with the SEC. The EDGAR site can be accessed at www.sec.gov/edgar.shtml.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form or annual report on Form 20-F and the related audited annual consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form or annual report on Form 20-F, the previous audited annual consolidated financial statements and all interim financial statements, annual and quarterly management’s discussion and analyses, material change reports and business acquisition reports filed by us prior to the commencement of our financial year in which the new annual information form or annual report on Form 20-F was filed, no longer shall be deemed to be incorporated by reference into this Prospectus for the purpose of future offers and sales of Securities hereunder.

One or more Prospectus Supplements containing the specific variable terms of an offering of Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

A Prospectus Supplement containing any additional or updated information that we elect to include therein will be delivered with this Prospectus to purchasers of Securities who purchase such Securities after the filing of this Prospectus and shall be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (1) the documents listed under the heading “Documents Incorporated by Reference”; (2) powers of attorney from our directors and officers; (3) the consent of PricewaterhouseCoopers LLP; and (4) the consent of Norton Rose Fulbright Canada LLP.